UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended January 31, 2026

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period From   **to**

Commission File Number: 001-34918



VERA BRADLEY, INC.

(Exact name of registrant as specified in its charter)

Indiana	**27-2935063**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
12420 Stonebridge Road, Roanoke, Indiana	**46783**
(Address of principal executive offices)	(Zip Code)

(877) 708-8372

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, without par value	VRA	NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of the registrant's voting common stock held by non-affiliates of the registrant as of August 2, 2025 was $39,554,468.

The registrant had 27,965,338 shares of its common stock outstanding as of March 20, 2026.

DOCUMENT INCORPORATED BY REFERENCE:

Portions of the registrant's definitive proxy statement for the 2026 Annual Meeting of Shareholders are incorporated by reference into Part III of this Annual Report on Form 10-K. Vera Bradley, Inc. intends to file such proxy statement with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after its fiscal year ended January 31, 2026.

Forward-Looking Statements

This annual report contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical or current fact included in this report are forward-looking statements. Forward-looking statements include references to our current expectations and projections relating to our financial condition, results of operations, plans, objectives, strategies, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "might," "will," "should," "can have," and "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. For example, all statements we make relating to our estimated and projected earnings, revenues, costs, expenditures, cash flows, growth rates, and financial results, our plans and objectives for future operations, growth, initiatives, or strategies, or the expected outcome or impact of pending or threatened litigation are forward-looking statements. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected, including:

- possible inability to successfully implement our long-term strategic plans, including Project Sunshine;

- possible declines in our comparable sales;

- possible inability to maintain and enhance our brands;

- possible failure of our multi-channel distribution model;

- possible adverse changes in general economic conditions and their impact on consumer confidence and consumer spending, including political unrest, social unrest, acts of war and terrorism, impacts related to pandemics or other public health matters;

- possible inability to predict and respond in a timely manner to changes in consumer demand;

- possible inability to successfully open new stores and/or operate current stores as planned;

- possible loss of key management or design associates or inability to attract and retain the talent required for our business;

- possible data security or privacy breaches or disruptions in our computer systems or website;

- possible disruptions in our supply chain;

- possible new or increased tariffs and/or import prohibitions on our products and continued increases in inbound and outbound freight expense that could lead to increased product costs and lower profit margins; and

- public health pandemics, and actions to contain pandemics by governmental or other actors.

We derive many of our forward-looking statements from our operating plans and forecasts, which are based upon detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results.

For a discussion of the above-described risks and other risks and uncertainties that could cause actual results to differ materially from those contained in our forward-looking statements, please refer to "Risk Factors" in Item 1A of this report.

We caution you that the risks and uncertainties identified by us may not be all of the factors that are important to you. Furthermore, the forward-looking statements included in this report are made only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events, or otherwise, except as required by law.

TABLE OF CONTENTS

PART I

In this Form 10-K, references to "Vera Bradley, Inc." or the "Company" refer to Vera Bradley, Inc. and its wholly-owned subsidiaries, including Vera Bradley Designs, Inc., except where the context requires otherwise or where otherwise indicated. The Company utilizes a 52-53 week fiscal year ending on the Saturday closest to January 31. The fiscal years ending January 31, 2026 ("fiscal 2026") and February 1, 2025 ("fiscal 2025") were 52-week periods. The fiscal year ending February 3, 2024 ("fiscal 2024") was a 53-week period. The fiscal year ending January 30, 2027 ("fiscal 2027") will be a 52-week period.

Item 1.   Business

Our Company

Vera Bradley is a leading designer of women's handbags, luggage and travel items, fashion and home accessories, and unique gifts. Founded in 1982 by friends Barbara Bradley Baekgaard and Patricia R. Miller, the brand is known for its innovative designs, iconic patterns, and brilliant colors that inspire and connect women.

On March 11, 2025, the Company entered into an Interest Purchase Agreement (the "Agreement") to sell one hundred percent (100%) of Creative Genius, Inc., ("Creative Genius") which operates under the name Pura Vida Bracelets. The sale consummated on March 31, 2025. As a result, the operations of Pura Vida have been classified as discontinued operations in the consolidated financial statements in accordance with ASC 205-20, Discontinued Operations. Prior period amounts have been retrospectively adjusted to conform to the current period presentation. Unless otherwise specified, disclosures in these consolidated financial statements reflect continuing operations only. Certain prior period data, primarily related to discontinued operations, have been reclassified in the Consolidated Financial Statements and accompanying notes to conform to the current period presentation.

Following the sale, Pura Vida is no longer included in the Company's consolidated financial results. Refer to Note 16 for additional information.

The Company has two reportable segments: Vera Bradley Direct ("VB Direct") and Vera Bradley Indirect ("VB Indirect"). For financial information about our reportable segments, refer to Note 15 of the Notes to Consolidated Financial Statements set forth in Part II, "Item 8. Financial Statements and Supplementary Data," of this report.

Our Brand

The reportable segments within the Vera Bradley brand are VB Direct and VB Indirect.

VB Direct. The VB Direct business consists of sales of Vera Bradley products through Vera Bradley full-line and outlet stores in the United States; e-commerce sites (verabradley.com, outlet.verabradley.com, and international.verabradley.com); direct to consumer marketplaces; and typically the Vera Bradley annual outlet sale in Fort Wayne, Indiana. As of January 31, 2026, the Company operated 29 full-line stores and 86 outlet stores.

VB Indirect. The VB Indirect business consists of sales of Vera Bradley products to approximately 1,000 specialty retail locations, substantially all of which are located in the United States; sales to department stores, national accounts, and third-party inventory liquidators; and royalties recognized through licensing agreements related to the Vera Bradley brand.

Our History

When they were traveling together in 1982, Fort Wayne, Indiana friends Barbara Bradley Baekgaard and Patricia Miller realized there was a lack of stylish travel accessories in the market. Within weeks, the friends created Vera Bradley, named after Ms. Bradley Baekgaard's mother, and began manufacturing and marketing their distinctive products. The founders, together with past and present members of the executive management team, have been instrumental in our growth and success.

The passion for design and customer service established by our founders has driven our Company for over 40 years and remains the cornerstone of Vera Bradley, Inc. today. Ms. Baekgaard retired from Vera Bradley operations in 2017 and retired from the Board of Directors in March 2025 but continues to serve in a Director Emeritus role and as a brand ambassador. Ms. Miller retired as our National Spokesperson in October 2012 and from the Board of Directors in August 2019.

Enterprise Vision and Growth Strategies

Over the long term, we are committed to driving long-term growth, generating strong cash flow, and returning capital to shareholders.

During fiscal 2026, we began execution of Project Sunshine, a comprehensive strategy to strengthen our market position by tapping into our brand's strong emotional connection with consumers. We are simplifying decision-making, removing organizational complexity, and focusing resources on high-impact initiatives. This operational focus, paired with prudent cost management, will allow us to invest in the brand, innovation, and customer experiences, all while driving shareholder value. These improvements are about agility — building a responsive organization to fully leverage our unique brand position.

Through the five pillars outlined below, Project Sunshine will reclaim Vera Bradley's joyful optimism while fueling operational success.

Sharpening Brand Focus: We are refining our brand strategy to ensure consistent, resonant messaging across all consumer touchpoints. We are revisiting product assortment and style, reintroducing innovation to our core DNA, and emphasizing our heritage in occasion-based bags. At the same time, we are leaning into our cotton heritage, increasing the penetration of cotton across the assortment and reinforcing the material authenticity that defines our brand.

Rewiring our digital ecosystem: We are aligning all consumer touchpoints with a cohesive omnichannel experience, ensuring clear brand identity and channel roles supported by cohesive storytelling for customer acquisition and retention.

Outlet 2.0: We are redefining our outlet strategy by enhancing the customer experience with curated assortments, optimized visuals, and labor efficiency. This transformation will elevate brand engagement and drive profitability, positioning outlets as key drivers of our brand evolution.

Resetting our go-to-market: We are scrutinizing every aspect of our operating processes including product development, store labor, promotional strategies, and more to improve efficiency. This holistic review will sharpen focus on high-impact initiatives and retail KPIs across all channels.

Reimagining How We Work: We are restructuring our organization to foster collaboration, creativity, and efficiency. As we align our talent and leadership with key growth areas, we are redesigning our structure to drive transformation and streamline costs.

Our Product Release Strategy

On average, we typically introduce new collections monthly. Each launch typically consists of one to three signature cotton-quilted prints, as well as other fabrications including Featherweight, Leather, Performance Twill, and nylon, some of which are also available in solid colors. These collections of prints and solids are incorporated into the designs of a wide range of products, including bags, accessories, and travel items. These collections typically include classic styles, updates to existing designs, and new product introductions.

To keep our assortment current and fresh, and to focus our inventory investments on our best performers, we discontinue prints and fabrications as necessary. We sell our remaining inventory of retired products primarily through our websites (including our online outlet site), outlet stores, third-party liquidators, and historically our annual outlet sale.

The following chart presents net revenues generated by each of the Company's product categories and other revenues as a percentage of our total net revenues for fiscal years 2026, 2025, and 2024.

	Fiscal Year Ended		
	January 31, 2026	February 1, 2025	February 3, 2024
Bags	45.2 %	44.0 %	41.5 %
Travel	26.9 %	25.4 %	23.7 %
Accessories	12.9 %	15.0 %	16.3 %
Home	8.0 %	9.0 %	10.8 %
Apparel/Footwear	3.2 %	3.7 %	5.0 %
Other [1]	3.8 %	2.9 %	2.7 %
Total	100.0 %	100.0 %	100.0 %

(1)   Includes primarily stationery, licensing, freight, merchandising, and gift card breakage revenue.

Bags. Bags are a core part of our product offerings and are the primary component of every seasonal assortment. The category consists of classic and new styles developed by our product development team. Our bag product category includes items such as backpacks, totes, crossbodies, lunch bags, satchels, clutches, and baby bags. Bags play a prominent role in our visual merchandising, and we showcase the different fabrications, patterns, colors, and features of each bag.

Travel. Our travel product category includes rolling luggage, cosmetics, travel and packing accessories, and travel bags which include our iconic duffel and weekend bags. The first Vera Bradley product offering included duffel bags, which have consistently been strong performers. We believe their popularity, as well as the appeal of our other travel items, results from our vibrant designs, functional styles, and lightweight fabrications.

Accessories. Accessories include Vera Bradley-branded fashion accessories such as ID holders, lanyards, wallets, wristlets, eyewear, various technology accessories, and bag charms. We believe our accessories are attractively priced and allow the consumer to include some color in her wardrobe. Our product development teams consistently update the accessories assortment based on consumer demand and fashion trends.

Home. Our home category includes textiles, including throw blankets and beach towels, as well as items such as mugs and tumblers.

Apparel/Footwear. Our apparel and footwear category includes, among other items, Vera Bradley sleepwear, outerwear, slippers, and socks.

Product Development

We have implemented a fully-integrated and cross-functional product development process that aligns design, trend and market research, merchandising, planning, sales, marketing, and sourcing. We believe product development is a core capability that makes our products unique and that our designs and aesthetics set our products apart and drive customer loyalty. Our design and product development teams combine an understanding of the desires of our target customers, with knowledge of upcoming color, material, consumer, and fashion trends to design new collections, as well as new product categories.

We typically begin the development stage of our products in the Vera Bradley portfolio twelve to eighteen months in advance of their release. The development of each new pattern includes the design of a primary print and sometimes a secondary coordinating print. All print development is managed by our internal print design team. Once developed, we generally copyright our patterns as appropriate. We believe that great design is not only central to our products, but also is a fundamental part of our brand development and growth strategies.

Our design team works to ensure that new collections contain an assortment of products and styles that are in line with both trends and customer desires and regularly updates classic styles to enhance functionality. Our team monitors fashion trends and customer needs by typically attending trend and industry shows, subscribing to trend monitoring services, and engaging in comparison shopping.

Our product development team works closely with our marketing and merchandising teams to gather consumer insights through a variety of methodologies, including seasonal market research, in-store testing, scheduled interviews, and online and in-person surveys conducted by our internal team. Our work is also informed in part by market data analysis provided through our membership in industry services and organizations. The design and product development teams work to ensure that we offer products that are constructed to meet our design, function, construction, and quality standards in a cost-effective manner. We believe that, with our cross-functional, collaborative approach, we are able to introduce and market our products in a way that clearly communicates the Vera Bradley brand.

In addition to products developed in-house, we also pursue brand extensions through strategic partnerships, licensing agreements, and brand collaborations. We currently have licenses in place for eyewear; bedding and bath textiles; sleep and loungewear; and stationery/drinkware. We also have licensing agreements with NFL, Disney Consumer Products, Peanuts Worldwide, NBC Universal, Warner Brothers, and NCAA (collegiate). We will continue to look for the right strategic partners and licensees that can augment the brand and provide established distribution networks for certain categories of business. Additional arrangements will be launched in fiscal 2027.

Marketing

We believe that the growth of our brand and our business is influenced by our ability to introduce and sell our merchandise in a way that clearly conveys the Vera Bradley brand personality. We use marketing as a critical tool in our efforts to promote our brand.

We are continually focused on looking for new ways to creatively engage and retain our customers, grow brand awareness, and introduce new customers to our brand in a cost-effective manner.

Our marketing platform will continue to be a blend of digital and more traditional channels, such as email, paid digital, social media, quality media placements, public relations, and direct mail. Our marketing efforts are increasingly reflective of our ongoing commitment to diversity and inclusion. The goal of our 360-brand marketing program is to drive brand awareness and desirability, as well as connect with consumers where they are.

We will continue to drive social media engagement by amplifying user-generated content, growing our influencer and content creation programs, further enhancing social storytelling and social selling, expanding TikTok, Instagram, YouTube, and Facebook engagement.

Retention Advertising. We communicate with our established customers consistently throughout the year with regular e-mails, social media, and SMS, as well as seasonal direct mail related to the Vera Bradley brand. Our retention advertising is geared to keeping Vera Bradley top of mind with our customers, rewarding our customers, and providing them with news of our seasonal launches, new product introductions, and VB Foundation initiatives.

New Customer Acquisition Advertising. We primarily employ digital (i.e., paid social media, paid search, affiliate) and direct mail (catalog, postcards) advertising to increase overall brand awareness and attract new customers.

Public Relations and Product Placement. Vera Bradley has received considerable editorial exposure in the press, with mentions in *Travel & Leisure, People, Real Simple, Today, US Weekly, Good Morning America, Refinery 29, Southern Living, Glamour, Seventeen, Elle, Women's Wear Daily, Pop Sugar, and Good Housekeeping.* In addition, we have expanded our public relations efforts to reach popular online influencers and content creators.

Partnerships. During fiscal 2026, we reinforced our position as a company empowering women by aligning our efforts to support the Vera Bradley Breast Cancer Foundation.

Social Media and Online Marketing. We use online marketing and social networking sites as tools to increase brand awareness and drive traffic to our e-commerce sites (verabradley.com, outlet.verabradley.com, and international.verabradley.com) and to our Vera Bradley stores. Vera Bradley can be found on Facebook, Instagram, TikTok, X, Pinterest, and YouTube.

We have captured approximately 2.6 million active subscribed customer e-mail addresses in our online customer file, with many of these customers providing age, occupation, and location data. This information provides us with deeper insight into the products and categories that are of the highest interest to our customers and allows us to better target our customers with appropriate messages. As of January 31, 2026, we had approximately 1.9 million Facebook followers, and nearly 100,000 TikTok followers. Our Instagram has grown to approximately 660,000 followers and is our most highly engaged social medium. In addition, we often partner with brand-right influencers to promote our products.

Mall Advertising. We had representation in key markets with mall partner participation. Collaborations and holiday promotions were the primary focus for our retail store locations. The outlet channel participated in center marketing throughout the year highlighting key seasonal moments, such as: Spring Break, Back to School, Labor Day, and Holiday.

Direct Mail. Vera Bradley mailers are a vehicle for promoting the Vera Bradley brand and product portfolio. Each mailer is sent to a targeted customer mailing list. We believe our direct mail medium generates excitement and awareness about the Vera Bradley brand and allows us to reach both new and loyal customers in their homes. We use direct mail for prospecting, customer retention, and reactivation.

Seasonality

Because Vera Bradley products are frequently given as gifts, we have historically realized, and expect to continue to realize, higher sales and operating income in the fourth quarter of our fiscal year, which includes the holiday months of November and December. In addition, our products are popular during back-to-school periods of August and September. Fluctuations in sales and operating income in any fiscal quarter are affected by the timing of seasonal wholesale shipments, licensing agreement product launches, and other events affecting retail sales.

Channels of Distribution

We distribute our Vera Bradley products through our VB Direct (including e-commerce and retail stores) and VB Indirect segments primarily through e-commerce, wholesale retailers, and retail stores. This multi-channel distribution model is designed to enable operational flexibility and maximizes the methods by which we can access potential customers.

Vera Bradley Direct Segment

Full-Line Stores. We have developed a retail presence through our full-line stores, all located in the United States, which provides us with a format to showcase our brand and the full array of Vera Bradley products. As of January 31, 2026, we operated 29 full-line stores averaging approximately 2,000 square feet per store. Our sales associates are passionate about our products and customer service, which we believe translates into a superior shopping experience.

Outlet Stores. Our outlet stores are a vehicle for selling styles made specifically for our outlet channel, as well as retired merchandise at discounted prices, while maintaining brand integrity. Typically, approximately 97% of the merchandise found in our outlet stores consists of exclusive styles. Outlet stores are an integral part of our distribution strategy, as this format provides an additional channel of distribution for our products and enables us to better target value-oriented customers. Our outlet stores average approximately 3,500 square feet per store. As of January 31, 2026, we operated 86 outlet stores, all located in the United States.

Store Location Selection Strategy. Our store location decisions for both full-line and outlet stores are made based upon our comprehensive retail strategy that includes actual and planned penetration in both Indirect and Direct segments, as well as existing e-commerce demand. While we forecast that we will close additional underperforming full-line stores, we believe that long-term expansion of our store base is necessary to increase brand awareness and reinforce our brand image by contributing to our omni-channel retail strategy. In addition to analyzing store economics, we pay particular attention to the location within the shopping center, the size and shape of the space, and co-tenancies. Along with seeking co-tenants that we believe share our target customer, we seek a balanced mix of moderate and high-end retailers to encourage high levels of traffic.

Store Operations. The focus of our store operations is providing consumers with a comfortable and memorable shopping experience. We strive to make the experience interactive through special store events. Our customer service philosophy emphasizes friendly service, merchandise knowledge, and passion for the brand. Consequently, an essential requirement for the success of our stores is our ability to attract, train, and retain talented, highly motivated district managers, store managers, and sales associates.

E-Commerce. We sell our products through the Vera Bradley websites (verabradley.com, international.verabradley.com, and outlet.verabradley.com) as well as direct to consumer marketplaces. The objective of these websites is to provide both a mechanism for marketing directly to consumers and a storefront where consumers can find the entire full-line Vera Bradley collection. In November 2023, we transformed the online outlet from a flash-sale model to an everyday extension of our outlet stores. This brought new customers to the brand and helped offset weakness in the outlet store channel. We had over 57 million visits to verabradley.com and outlet.verabradley.com during fiscal 2026.

Annual Outlet Sale. Our annual outlet sale is typically held in the Allen County War Memorial Coliseum Exposition Center in Fort Wayne, Indiana. The annual outlet sale is an important tradition for Vera Bradley, has many loyal followers, and is an opportunity for us to sell our retired merchandise at discounted prices in a brand-right fashion. We will not be holding our annual outlet sale in fiscal 2027, as we focus on inventory for our stores and look to elevate the overall customer and brand experience of this event and will evaluate its return in future years.

Vera Bradley Indirect Segment

As of January 31, 2026, we sold our products in approximately 1,000 specialty retail locations, as well as department stores, national accounts, and third-party inventory liquidators, as well as through licensing agreements. We currently sell our products in approximately 270 department store locations as well as Amazon.com and other third party marketplaces.

The top 25% of our specialty retailers account for approximately 81% of total specialty retailer revenue. No single Indirect retailer represented more than 5% of consolidated net revenues in fiscal 2026, with the top ten Indirect retailers representing in the aggregate, approximately 75% of total Indirect segment net revenues. The majority of our Indirect retailers have been customers for over five years.

Indirect Sales Force

We believe that having a combination of an in-house sales force and a third-party agency, covering certain geographies, results in a more consistent brand presentation and messaging, enhanced support for our Indirect customers, and a more predictable, scalable, and cost-efficient business model.

In addition to acquiring new and growing existing accounts, our sales team serves as a support center for our Indirect customers by assisting and educating them in areas such as merchandising and visual presentation, marketing the brand, product selection, and inventory management. Our visual merchandising program provides our sales consultants with a framework to guide our Indirect customers regarding optimal product placement and display that is intended to reinforce the message that our brand is distinctive.

Manufacturing and Supply Chain Model

Our multi-country manufacturing and supply chain model is designed to achieve efficient, timely, and accurate order fulfillment while maintaining appropriate levels of inventory.

Our manufacturing and sourcing strategy is part of the larger cross-functional product development process. The overall objective for our sourcing team is to build and sustain collaborative partnerships throughout our supply chain, with a focus on identifying appropriate countries and partners to manufacture our products while maintaining and focusing on flexibility. Our sourcing team leverages its expertise in negotiation, relationship management, flexibility, and change management to maintain a strong, diverse global supply chain. Our sourcing team also focuses on achieving the right balance of production sites and countries of origin to mitigate the risk of concentrated production, including potential incremental tariffs.

We strive to maintain the appropriate balance of inventory to enable us to provide a high level of service to our customers, including prompt and accurate delivery of our products at a reasonable cost. We believe that we have an active and nimble sales and operations planning process that helps us balance the supply and demand issues that we encounter in our business, optimize our inventory levels, and anticipate inventory needs. We have also integrated our Vera Bradley planning, forecasting, and segmentation processes under one function called Merchandise Planning and Allocation.

Approximately 53% of Vera Bradley product sales are derived from cotton-based materials. Our remaining fabrics and materials including leather, fleece, polyester, nylon, and microfiber. We work with fabric mill partners across Asia and work with leather tannery partners in South Korea and Europe. Most of our non-cotton fabrics are sourced in China and South Korea. The majority of our cotton-based products are sourced from Cambodia, Indonesia, and Vietnam.

Our global sourcing team identifies, evaluates, and selects suppliers to fulfill the sourcing strategy. Conducting market analysis and supplier assessment to identify potential partners are integral to maintaining a competitive edge and driving profitability. The global sourcing team collaborates with carefully selected and screened suppliers to negotiate contracts and agreements, balance cost, lead time, quality, and reliability across our supplier network and maximize operational efficiency. Developing a long-term and mutually beneficial relations with suppliers and to foster collaboration and innovation is an important part of our sourcing matrix. The global sourcing team ensures a diversified supplier base to minimize single source dependency and is also monitoring geopolitical factors and market trends to anticipate and mitigate supply chain risks.

We proactively manage raw materials cost fluctuations through securing early bookings at strategically favorable times. All of our suppliers must comply with our quality standards, and we use only a limited number of pre-approved suppliers who have demonstrated a commitment to delivering the highest quality products. We are continually updating our factory audit process and building a better compliance program to ensure our vendor code of conduct is met.

We partner with BetterWork to conduct our factory audits. BetterWork brings diverse groups together (governments, global brands, factory owners, unions, and workers) to improve working conditions in the garment industry and make the sector more competitive. These audits encompass the Vera Bradley brand as they relate to our purchases in Cambodia.

The Company has implemented a formal forced labor compliance program consisting of vendor due diligence procedures, supply chain mapping, and cotton fiber verification utilizing third-party isotope testing services.

The majority of our Vera Bradley finished goods, not sourced through licenses or strategic partners, are manufactured by a variety of global manufacturers located primarily in Cambodia, Vietnam, Indonesia, China, and the Philippines. With the oversight of our office in Hong Kong and our independent contractors, we believe financial benefits have been realized without sacrificing the level of quality inherent in our products or service to our customers.

Distribution Centers

Vera Bradley owns a 428,500 square-foot distribution center in Roanoke, Indiana. This facility allows Vera Bradley employees to receive information directly from the order-collection center and quickly identify the products and quantities necessary to fulfill a particular order. The facility's technology enables us to accurately process and pack orders, as well as track shipments and inventory. We believe that our systems for the processing and shipment of orders from our distribution center have enabled us to improve our overall customer service through enhanced order accuracy and reduced turnaround time; however, we continue to make technology and automation enhancements to our distribution center processes to promote optimal output.

Vera Bradley products are shipped primarily via third-party common carriers to our stores, our Indirect retailers, and directly to our customers who purchase through our website. We believe we are positioned well to support the order fulfillment requirements of our business, including business generated through our website.

Management Information Systems

We believe that high levels of automation and technology are essential to maintain our competitive position. We maintain computer hardware, applications, and networks to enhance and accelerate the design process, to support the sale and distribution of our products to our customers, and to improve the integration and efficiency of our operations. Our information systems are designed to provide, among other things, enterprise class business management, comprehensive order processing for all commerce channels, production, accounting, and management information and analytics for the product development, retail, sales, marketing, distribution, finance, and human resources functions of our business. Our ERP, POS, Business Intelligence, and Order Management systems are on cloud-based platforms, streamlining and simplifying our work and providing for additional capabilities such as multi-company operations on the same platform. We continue to assess our on-premise and cloud-based technology solutions in an effort to ensure we have the optimal solutions for our business.

Competition

We face strong competition in each of the product lines and markets in which we compete. We believe that all of our products are in similar competitive positions with respect to the number of competitors they face and the level of competition within each product line. Due to the number of different products we offer, it is not practicable for us to quantify the number of competitors we face. Our products compete with other branded products within their product categories and with private label products sold by retailers. Moreover, the general availability of contract manufacturing allows new entrants to relatively easily access the markets in which we compete, which may increase the number of competitors and adversely affect our competitive position and our business. We compete against other independent retailers, department stores, catalog retailers, gift retailers, and Internet businesses that engage in the retail sale of similar products.

The market for handbags and accessories, in particular, is highly competitive. Our competitors include not only established companies that are expanding their production and marketing of handbags and accessories, but also frequent new entrants to the market. We directly compete with wholesalers and direct sellers of branded handbags and accessories.

In varying degrees, depending on the product category involved, we compete on the basis of design (aesthetic appeal), quality (construction), function, price point, distribution, and brand positioning. We believe that our primary competitive advantages are consumer recognition of our brands, customer loyalty and engagement, product development expertise, and our widespread presence through our multi-channel distribution model. Some of our competitors have achieved significant recognition for their brand names or have substantially greater financial, distribution, marketing, and other resources than we do. Further, we may face new competitors and increased competition from existing competitors as we expand into new markets and increase our presence in existing markets.

Copyrights and Trademarks

For Vera Bradley, the development of new patterns includes the design of primary and secondary prints. Once developed, we generally copyright our patterns as appropriate. We currently have approximately 1,450 copyrights related to the Vera Bradley business.

We also own the material trademark rights used in connection with the production, marketing, and distribution of all of our products, both in the United States and in the other countries in which our products are principally sold. Our trademarks include "Vera Bradley." We aggressively police our trademarks and copyrights and pursue infringers and counterfeiters both domestically and internationally. Our trademarks will remain in existence for as long as we continue to use and renew them in advance of their expiration dates. We have no material patents.

Human Capital

Equal employment opportunities are available to all persons at Vera Bradley, Inc. without regard to race, sex, sexual orientation, gender, gender identity, gender expression, marital status, age, color, religion, creed, national origin, ancestry, mental or physical disability, medical condition, genetic information, military or veteran status or any other category protected under applicable federal, state, or local law. We put this standard into practice through our hiring, training, and an annual affirmative action program.

As of January 31, 2026, we had approximately 1,360 employees. Of the total, approximately 985 were engaged in retail selling positions; approximately 210 were engaged in distribution, sourcing and quality functions; approximately 15 were engaged in product design; and approximately 150 were engaged in corporate support and administrative functions. None of our employees are represented by a union. We believe that our relations with our employees are good, and we have never encountered a significant work stoppage other than as related to temporary stoppages necessitated by the COVID-19 pandemic.

Project Quilt. Our Company-wide diversity and inclusion initiative, Project Quilt, continues to enhance diversity, equality, and inclusion, focusing on three key areas – the Associate Experience, the Customer Experience, and the Community Experience. The goal of the program is to make all associates feel welcome and a part of the Vera Bradley community.

Engagement. Vera Bradley believes it is critical to engage its different stakeholders in order to understand their views, values, and ideas and to design a more responsible environment for all involved. This stakeholder group includes associates. The Company engages its associates through surveys, town halls, and focus groups. Collectively, the Company's success is based upon the unique value of each person's contributions. Our long-term success depends on talented and engaged associates. Typically, we conduct an associate engagement survey each year in order to better understand our associates' insights into our Company's strengths and opportunities. The feedback gave us insight into improvement opportunities and is instrumental in decisions we make to shape, strengthen, and improve our Company. As a result of the survey feedback, over the last several years we have made meaningful improvements to benefits, career development, compensation, mental health and wellness programs, and our facilities. We believe listening to our associates' feedback provided through the annual engagement survey continually strengthens our corporate culture.

In addition to the annual engagement survey, the Company facilitates ongoing dialogue with associates through internal focus groups such as the Sunshine Collective. This group meets regularly with members of middle management and serves as a forum to share information from leadership across business areas and to gather feedback from representatives regarding their respective teams and functions. The Sunshine Collective helps management better understand associate sentiment, identify potential areas of concern or opportunity, and maintain an ongoing pulse on employee engagement across the organization.

Pay and Benefits. The Company offers competitive pay packages that include market-competitive base and hourly compensation, healthcare, a 401(k) savings plan that includes a Company contribution match, paid time off (including for volunteerism), and an Employee Assistance Program.

Leadership Programs. Our associates are our biggest asset and when they win, we all win. We recognize everyone in the Company has the ability to lead by example and influence others in a positive way that ultimately provides meaningful value and will make us stronger. Our long-term initiative, Leaders by Design, encourages our associates to grow as leaders through new associate orientation and onboarding, formal training programs, mentorship programs, job shadowing and career-pathing programs and development, including THE LEADERSHIP CHALLENGE®, a globally recognized, research-based leadership development program designed to enhance leadership effectiveness.

Associate Safety. Associate safety and well-being is of paramount importance to our Company. We have a comprehensive employee safety program, WorkWISE Wellness, that focuses on overall employee health and safety. The WorkWISE Wellness program emphasizes our high standard of safety throughout all operations of the organization. The program and its materials, including a comprehensive Safety Manual, addresses a variety of topics including reporting injuries, OSHA compliance, and emergency procedures (related to workplace violence, active shooters, severe weather and blood-borne pathogens, among others). Policies are routinely communicated, and training is provided to associates as appropriate.

Government Regulation

Many of our imported products are subject to existing or potential duties or tariffs that may limit the quantity of products that we may import into the United States and other countries or impact the cost of such products. Customs duties have not comprised a material portion of the total cost of a majority of our products. In addition, we are subject to foreign governmental regulation and trade restrictions, including U.S. retaliation against prohibited foreign practices, with respect to our product sourcing and international sales operations.

We are subject to federal, state, local, and foreign laws and regulations governing environmental matters, including the handling, transportation, and disposal of our products and our non-hazardous and hazardous substances and wastes, as well as emissions and discharges into the environment, including discharges to air, surface water, and groundwater. Failure to comply with such laws and regulations could result in costs for corrective action, penalties, or the imposition of other liabilities. Compliance with environmental laws and regulations has not had a material effect upon our capital expenditures, earnings, or competitive position. If we violate any laws or regulations, however, it could have a material adverse effect on our business or financial performance.

Information About Our Executive Officers

The following table sets forth certain information concerning each of our executive officers:

Name	Age	Position(s)
Ian Bickley	62	Chief Executive Officer & Chairman, Vera Bradley, Inc.
Martin Layding	55	Chief Operating & Financial Officer, Vera Bradley, Inc.
Mark C. Dely	50	Chief Administrative & Legal Officer and Corporate Secretary, Vera Bradley, Inc.
Melinda Paraie	63	Chief Brand Officer, Vera Bradley, Inc.

Ian Bickley serves as our Executive Chairman and Chief Executive Officer. Mr. Bickley was appointed permanent Chief Executive Officer in March 2026 after serving as our Interim Chief Executive Officer since July 2025. Mr. Bickley has been a member of our Board of Directors since November 2024. Mr. Bickley previously held numerous leadership roles during his nearly 25-year tenure with Coach, including serving for more than 10 years as President of the company's International Group. Earlier in his career, he served as President and Chief Executive Officer of Coach Japan. Mr. Bickley also served as Interim Chief Executive Officer of The Body Shop and President of Global Business Development at Tapestry. He currently serves on the Board of Directors of Crocs and Brilliant Earth.

Martin Layding was named Chief Financial Officer in June 2025 and was promoted to also serve as the Chief Operating Officer in March 2026. Prior to joining the Company, Mr. Layding served in Chief Financial Officer roles across several organizations. Most recently, he served as Chief Financial Officer of Noodle Partners. Previously, he served as Chief Financial Officer at Rohrer Corporation, Function of Beauty, and several private equity backed firms, including for the Supreme Brand. Earlier in his career, Mr. Layding held finance leadership roles at Tapestry, including as divisional Chief Financial Officer for the Coach brand. He began his career in finance roles at Procter & Gamble.

Mark C. Dely joined the Company in August 2016 as our Vice President, Chief Legal Officer and Corporate Secretary and was promoted to also serve as the Chief Administrative Officer in September 2017. Prior to joining the Company, Mr. Dely served as Senior Vice President, Chief Legal Officer, General Counsel and Secretary of Fred's, Inc.. Earlier in his career, he served as Vice President and Divisional General Counsel of the Franchise Services Group for The ServiceMaster Company, where he led the legal function for the company's global franchise businesses. Mr. Dely previously served as the first in-house counsel for Delta & Pine Land Company and began his legal career at Fried Frank.

Melinda Paraie joined the Company in November 2025 as Chief Brand Officer. From 2018 to 2023, Ms. Paraie served as Chief Executive Officer of Cath Kidston, where she led the brand through a digital transformation, navigated the company through challenging business environment during the COVID-19 pandemic, and oversaw its eventual sale. Prior to that, she spent more than ten years at Tapestry (formerly Coach, Inc.), most recently serving as Senior Vice President of Merchandising for North America and previously for the APAC region. Ms. Paraie also served as Chief Merchandising Officer of John Hardy and, most recently, served as a strategic advisor to several brands, including The Body Shop and Adolfo Domínguez.

Available Information

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available free of charge on our website, www.verabradley.com, as soon as reasonably practicable after they are filed with or furnished to the Securities and Exchange Commission ("SEC"). No information contained on our website is intended to be included as part of, or incorporated by reference into, this Annual Report on Form 10-K.

Item 1A.   Risk Factors

You should carefully consider all of the information in this report, including the following factors, which could materially affect our business, financial condition, and results of operations in future periods. The risks described below are not the only risks that we face. Additional risks not currently known to us, or that we currently deem to be immaterial, also may materially adversely affect our business, financial condition, and results of operations in future periods.

Risks Related to Our Business Operations and Industry

If we are unable to successfully implement our long-term strategic plans and growth strategies, including Project Sunshine, our future operating results could suffer.

The success of our long-term strategic plan and growth strategies, including Project Sunshine, alone or collectively, will depend on various factors, including the appeal of our product designs, retail presentation to consumers, effectiveness of our marketing initiatives, realignment of our digital platforms and strategies, expense-saving initiatives, competitive conditions, and economic conditions. Project Sunshine represents our comprehensive strategy to strengthen our market position by tapping into our brand's strong emotional connection with consumers. There is no assurance that we will be able to successfully implement our strategic plan and growth strategies. If we are unsuccessful in implementing some or all of our strategies or initiatives, our future operating results could be adversely impacted.

Changes in general economic conditions and political uncertainty, including policies related to global trade and tariffs, and their impact on consumer confidence and consumer spending, could negatively impact our profitability and net revenues, which could force us to delay or slow the implementation of our growth strategies and adversely impact our results of operations.

Our performance is subject to general economic conditions and political uncertainty and their impact on levels of consumer confidence and consumer spending. Consumer confidence and consumer spending may be influenced by levels of inflation, fluctuating interest rates and credit availability (including possible exposure to bank failures), changing fuel and other energy costs, fluctuating commodity prices, levels of unemployment and consumer debt levels, tariffs, trade barriers or other measures that create barriers to or increase the costs associated with international trade, changes in net worth based on market conditions, general uncertainty regarding the overall future economic environment, political turmoil and uncertainty, pandemics or other public health matters, and weather and weather-related phenomena.

Consumer purchases of discretionary items, including our merchandise, generally decline during periods when disposable income is adversely affected or there is economic or political uncertainty. This includes rising geopolitical tensions and U.S. policies related to global trade and tariffs. The deterioration of economic relations between countries, such as changes in or terminations of existing trade agreements, or the imposition of tariffs (including recent U.S. tariffs imposed or threatened to be imposed on Canada, Mexico, China, and other countries, and any retaliatory actions taken by such countries) or otherwise, could impact our profitability or otherwise have an adverse effect on our business.

In addition, in the event of a downturn in the U.S. economy, or if there is a decline in consumer-spending levels or other unfavorable conditions, including inflationary pressure, we could experience lower than expected net revenues, which could force us to delay or slow the implementation of our growth strategies and adversely impact our results of operations.

If we are unable to predict and respond in a timely manner to changes in consumer demand, our net revenues and results of operations could be adversely affected.

Our success depends on our ability to gauge the fashion tastes of our customers and to provide merchandise that satisfies consumer demand in a timely manner. Our products must appeal to a broad range of consumers whose preferences cannot be predicted with certainty and are subject to rapid change. We cannot assure that we will be able to develop appealing patterns, styles, and collections or meet changing consumer demands in the future. If we misjudge the market for our products, we may be faced with significant excess inventories for some products and missed opportunities for other products. In addition, changes to our product assortment and to our available fabrications, as well as the availability and breadth of pattern assortment may not gain consumer acceptance. Merchandise misjudgments could adversely impact our net revenues and results of operations.

If we are unable to effectively manage inventory levels, product assortment, and promotional activity across channels, our gross margins, brand perception, and results of operations could be adversely affected.

Our business requires us to forecast consumer demand and to manage inventory purchases, allocations, and replenishment decisions across Vera Bradley Direct, Vera Bradley Indirect, and our other channels, including sales through the Vera Bradley websites and marketplaces. Forecasting errors, changes in consumer preferences, delays in product flow, or shifts in channel mix may result in excess or aged inventory, higher markdowns, increased product returns, the need to increase promotional activity, and the write-off of inventory that cannot be sold at or above cost. Promotional activity by us or by our Vera Bradley Indirect partners or marketplace operators may also reduce realized pricing, compress gross margins, and adversely impact brand positioning. In addition, efforts to reduce promotions or optimize pricing may negatively impact traffic and conversion, and pricing inconsistencies across channels may harm customer trust or strain key Vera Bradley Indirect relationships.

We may experience declines in comparable sales which could negatively affect the price of our common stock.

We may not be able to regain the levels of comparable sales that we have experienced in the past, and comparable sales may also further deteriorate. If our future comparable sales fail to meet market expectations, then the price of our common stock could decline. Also, the aggregate results of operations of our stores have fluctuated in the past and will fluctuate in the future. Numerous factors influence comparable sales, including fashion trends, competition, national and regional economic conditions, pricing, inflation, the timing of the release of new merchandise and promotional events, changes in our merchandise mix, marketing programs, changes in consumer shopping trends, site selection strategies, public health matters, and weather conditions. These factors may cause our comparable sales results to be lower in the future than in recent periods or lower than expectations, either of which could result in a decline in the price of our common stock.

If our multi-channel distribution model is not successful, our business and results of operations may suffer.

We currently sell our Vera Bradley-branded products into two segments: Direct to consumers through Vera Bradley full-line and outlet stores in the United States, the Vera Bradley websites (verabradley.com, international.verabradley.com, and outlet.verabradley.com), typically the Vera Bradley annual outlet sale in Fort Wayne, Indiana as well as direct to consumer marketplaces; and through our Vera Bradley Indirect wholesale business which consists of sales to specialty retail locations, department stores, national accounts, third-party inventory liquidators, as well as royalties recognized through licensing agreements related to the Vera Bradley brand. These channels are sometimes in direct competition and sales through these channels may not be incremental to total sales. If our omni-channel distribution model is unsuccessful, our business, financial condition, and results of operations could be materially adversely affected.

We may not be able to successfully open new stores and/or operate new and current stores as planned, which could adversely impact our results of operations.

Our long-term future growth prospects include our ability to successfully open new stores and operate new and current Vera Bradley stores. In recent years, however, Vera Bradley comparable store sales have declined. Consequently, the rate at which we have opened new stores has slowed. We have closed a total of 91 underperforming full-line stores and five underperforming outlet stores since the beginning of fiscal 2015 and forecast that we will close additional underperforming full-line stores. We will opportunistically evaluate new store locations if we can obtain favorable locations and rental agreements. We will continue to evaluate our plans for store openings in future years in light of demand and store performance.

Our ability to successfully open and operate stores depends on many factors, including our ability to:

- identify suitable store locations, the availability of which may be uncertain;

- negotiate acceptable lease terms, including desired tenant improvement allowances;

- hire, train, and retain store personnel and management;

- assimilate new store personnel and management into our corporate culture;

- source and manufacture inventory; and

- successfully integrate new stores into our existing operations and information technology systems.

The success of new store openings may also be affected by our ability to initiate marketing efforts in advance of opening our first store in a particular region. Additionally, we will incur pre-opening costs and we may encounter initial losses while new stores commence operations, which could strain our resources and adversely impact our results of operations.

Our business depends on a strong brand. If we are unable to execute our marketing strategies, intended to enhance our brand, then revenues and our results of operations could be adversely impacted.

We believe that the brand images that we have developed have contributed significantly to the success of our business. We also believe that enhancing the Vera Bradley brand through our marketing strategies is critical to maintaining and expanding our customer base. Enhancing our brand and implementing our marketing strategies may require us to make substantial investments in areas such as product design, store operations, store design, community relations, and marketing. These investments might not succeed. If we are unable to successfully execute our brand strategies, our results of operations could be adversely impacted.

Closing stores could result in significant costs to us.

We have closed a total of 91 underperforming full-line stores and five underperforming outlet stores since the beginning of fiscal 2015 and forecast that we will close additional underperforming stores. We could, in the future, decide to close additional stores beyond those currently forecasted that are producing losses or that are not as profitable as we expect. If we decide to close any stores before the expiration of their lease terms, we may incur payments to landlords to terminate or "buy out" the remaining term of the lease. We also may incur costs related to the employees at such stores, whether or not we terminate the leases early. Upon any such closure, the closing costs, including fixed assets and inventory write-downs, could adversely affect our results of operations and our cash on hand.

Our ability to attract customers to our stores depends heavily on the success of the shopping centers in which many of our stores are located.

Substantially all of our Vera Bradley Direct stores are located in regional mall shopping centers, and many of our Vera Bradley Indirect customers are also located in regional mall shopping centers. Factors beyond our control impact mall traffic, including general economic conditions, consumer spending levels, and pandemics or other public health matters. Consumer spending and mall traffic have been depressed in recent years. As a result, mall operators have faced increasing operational and financial difficulties. The increasing inability of mall "anchor" tenants and other area attractions to generate consumer traffic around our stores, the increasing inability of mall operators to attract "anchor" tenants and maintain viable operations, and the increasing departures of existing "anchor" and other mall tenants due to declines in the sales volume and in the popularity of certain malls as shopping destinations, have reduced and may continue to reduce our sales volume and, consequently, adversely affect our financial condition, results of operations, and cash flows.

We are subject to risks associated with leasing substantial amounts of space, including future increases in occupancy costs.

We lease all of our store locations. We typically occupy our stores under operating leases with terms of ten years. We have been able to negotiate favorable rental rates in recent years due in part to the state of the economy and high vacancy rates within some shopping centers, but there is no assurance that we will be able to continue to negotiate such favorable terms. Some of our leases have early cancellation clauses, which permit the lease to be terminated by us or the landlord if certain sales levels are not met in specific periods or if the shopping center does not meet specified occupancy standards. In addition to requiring future minimum lease payments, some of our store leases provide for the payment of common area maintenance charges, real property insurance, and real estate taxes. Many of our lease agreements have escalating rent provisions over the initial term and any extensions. If we expand our store base, our lease expense and our cash outlays for rent under lease agreements will increase. Our substantial operating lease obligations could have significant negative consequences, including:

- requiring that a substantial portion of our available cash be applied to pay our rental obligations, thus reducing cash available for other purposes;

- increasing our vulnerability to general adverse economic and industry conditions;

- limiting our flexibility in planning for or reacting to changes in our business or industry; and

- limiting our ability to obtain additional financing.

Any of these consequences could place us at a disadvantage with respect to our competitors. We depend on cash flow from operating activities to pay our lease expenses and to fulfill our other cash needs. If our business does not generate sufficient cash flow from operating activities to fund these expenses and needs, we may not be able to service our lease expenses, grow our business, respond to competitive challenges, or fund our other liquidity and capital needs, which would harm our business.

Additional sites that we lease may be subject to long-term non-cancelable leases if we are unable to negotiate our current standard lease terms. If an existing or future store is not profitable, and we decide to close it, we may nonetheless be committed to perform our obligations under the applicable lease, including paying the base rent for the balance of the lease term. Moreover, even if a lease has an early cancellation clause, we may not satisfy the contractual requirements for early cancellation under the lease. Our inability to enter new leases or renew existing leases on acceptable terms or be released from our obligations under leases for stores that we close would, in any such case, affect us adversely.

Failure to effectively compete with other retailers for sales could have a material adverse effect on our financial condition, results of operations, and cash flows.

The market for bags, accessories, travel items and our other products is increasingly competitive. Our competitive challenges include:

- attracting customer traffic;

- sourcing and manufacturing merchandise efficiently;

- competitively pricing our products and achieving customer perception of value;

- maintaining favorable brand recognition and effectively marketing our products to consumers in diverse market segments;

- developing designs that appeal to a broad range of demographic and age segments;

- developing high-quality products;

- offering attractive promotional incentives while maintaining profit margins; and

- establishing and maintaining good working relationships with our wholesale retailers.

In our Vera Bradley Indirect business, we compete with numerous manufacturers, importers, and distributors of handbags, accessories, and other products for the limited space available for the display of such products to the consumer. In our Vera Bradley Direct business, we compete against other gift and specialty retailers, department stores, catalog retailers, and Internet businesses that engage in the retail sale of similar products. Moreover, the general availability of contract manufacturing allows new entrants easy access to the markets in which we compete, which may increase the number of competitors and adversely affect our competitive position and our business.

In addition, in light of a continued difficult consumer environment, pricing is a significant driver of consumer choice in our industry and we regularly engage in price competition, particularly through our promotional programs, which impacts our margins. To the extent that we decrease our promotional activity or are otherwise unable to effectively compete on pricing, our ability to maintain sales levels may be adversely impacted.

Our wholesale business could suffer as a result of decisions by our wholesale retailers to decrease or eliminate the amount of merchandise purchased from us.

We do not enter into long-term agreements with any of our wholesale retailers. Instead, we enter into a number of purchase order commitments with our customers for each of our lines every season. A decision by a significant number of wholesale retailers, whether motivated by competitive conditions, operational or financial difficulties, reduced access to capital, or otherwise, to decrease or eliminate the amount of merchandise purchased from us or to change their manner of doing business with us could adversely impact our results of operations. Although we recommend retail sale prices for our products to our wholesale retailers, we typically do not provide dealer allowances or other economic incentives to support those prices. Possible promotional pricing or discounting by wholesale retailers in response to softening retail demand could have a negative effect on our brand image and prestige, which might be difficult to counteract.

Bankruptcies or other operational or financial difficulties of our wholesale retailers could adversely impact our business.

We sell our wholesale merchandise primarily to specialty retail and department stores across the United States and extend trade credit based on an evaluation of each wholesale retailer's financial condition, usually without requiring collateral. Perceived or actual financial difficulties of a customer could cause us to curtail or eliminate business with that customer or could decrease demand for our products by that customer. Pending the resolution of a relationship with a financially troubled wholesale retailer, we might assume credit risk that we would otherwise avoid relating to our receivables from that customer. Inability to collect on accounts receivable from our wholesale retailers would adversely impact our results of operations and financial position.

Risks Related to Global Sourcing and Distribution

We rely on various contract manufacturers to produce all of our products and generally do not have long-term contracts with our manufacturers.

Our various contract manufacturers produce all of our products. We generally do not enter into long-term formal written agreements with our manufacturers and instead transact business with each of them on an order-by-order basis. In the event of a disruption in our contract manufacturers' production systems, we may be unable to locate alternative manufacturers of comparable quality at an acceptable price or in a timely manner, or at all. Identifying a suitable manufacturer is an involved process that requires us to become satisfied with the prospective manufacturer's quality control, responsiveness and service, financial stability, labor practices, and environmental compliance. Any delay, interruption, or increased cost in the manufactured products that might occur for any reason, such as the lack of long-term contracts or regulatory requirements and the loss of certifications, power interruptions, fires, hurricanes, war, pandemics or other public health matters, tariff-related cost increases, or threats of terrorism, could affect our ability to meet customer demand for our products, adversely affect our net revenues, increase our cost of sales, and hurt our results of operations. In addition, manufacturing disruption could injure our reputation and customer relationships, thereby harming our business.

We rely on various suppliers to supply a significant majority of our raw materials.

We generally do not enter into long-term formal written agreements with our suppliers and typically transact business with each of them on an order-by-order basis. In the event of a significant disruption in the supply of fabrics or raw materials from our current sources, we may not be able to locate alternative suppliers of materials of comparable quality at an acceptable price or in a timely manner, or at all. In such a case, we could have difficulty meeting consumer demand and net revenues could be adversely impacted.

We rely on a limited number of distribution facilities for the products we sell.

Distribution operations currently concentrated in a single, company-owned distribution center in Roanoke, Indiana.

Any significant disruption in the operation of these facilities due to natural disaster or severe weather, or events such as fire, accidents, power outages, system failures, or other unforeseen causes, could devalue or damage a significant portion of our inventory and could adversely affect our product distribution and sales until such time as we could secure alternative facilities. In addition to the aforementioned events, pandemics or other public health matters could cause disruptions in our distribution operations if we were to temporarily suspend operations, or if we are unable to obtain the staffing levels required to effectively operate the facilities. If we encounter difficulties with our distribution facilities or other problems or disasters arise, we cannot ensure that critical systems and operations will be restored in a timely manner or at all, and this would have a material adverse effect on our business. In addition, if our distribution facilities are unable to sufficiently meet the capacity needs for the future growth of our business and products, we could be required to further expand our current facilities, which could affect us adversely in ways that we cannot predict.

The cost of raw materials could increase our cost of sales and cause our results of operations to suffer.

Fluctuations in the price, availability, and quality of fabrics or other raw materials used to manufacture our products, as well as increases in the price for labor, marketing, and transportation, could have adverse impacts on our cost of sales and our ability to meet our customers' demands. In particular, increases in the price of cotton, our primary raw material, could have an adverse impact on our cost of sales. In addition, because synthetic components of our products are petroleum-based, the cost of oil affects the cost of our products. Upward movements in the price of oil in the global oil markets would also likely result in rising fuel and freight prices, which could increase our shipping costs. In the future, we may not be able to pass all or a portion of such higher costs on to our customers.

Our business is subject to the risks inherent in global sourcing and manufacturing activities.

We source our raw materials primarily from various suppliers in Asia, with the majority of non-cotton based products coming from China and South Korea. Our cotton-based products are sourced from areas outside of China. We outsource the production of a significant majority of our products to companies in Asia. We are subject to the risks inherent in global sourcing and manufacturing, including, but not limited to:

- exchange rate fluctuations and trends;
- availability of raw materials;
- compliance with labor laws and other foreign governmental regulations;
- compliance with U.S. import and export laws and regulations including the Uyghur Forced Labor Prevention Act ("UFLPA") as described below;
- disruption or delays in shipments;
- loss or impairment of key manufacturing sites;
- product quality issues;
- political unrest;
- natural disasters, acts of war and terrorism, changing macroeconomic trends, pandemics or other public health matters, and other external factors over which we have no control; and
- quotas, duties, tariffs, or other trade restrictions or regulations.

The UFLPA went into effect on June 21, 2022. The act establishes a rebuttable presumption that the importation into the United States of any goods manufactured in whole or partially in Xinjiang Uyghur Autonomous Region of China, or produced by certain entities, is prohibited entry. The Commissioner of U.S. Customs and Border Protection employs a risk-based approach that prioritizes the highest-risk goods based on current data and intelligence available to them at the time of entry.

Significant disruption of manufacturing for any of the above reasons could interrupt product supply and, if not remedied in a timely manner, could have an adverse impact on our results of operations. Additionally, we do not have complete oversight over our contract manufacturers. Violations of labor or other laws by those manufacturers, or the divergence of a contract manufacturer's labor or other practices from those generally accepted as ethical in the United States or in other markets in which we may in the future do business, could also draw negative publicity for us and our brands, diminishing the value of our brands and reducing demand for our products.

Our ability to source our products at favorable prices, or at all, could be harmed, with adverse effects on our results of operations, if new trade restrictions are imposed, existing trade restrictions become more burdensome, or increased tariffs are implemented.

A significant majority of our products are currently manufactured for us in Asia. The United States and the countries in which our products are produced have imposed and may impose additional quotas, duties, tariffs, or other restrictions or regulations or may adversely adjust prevailing quotas, duties, or tariffs. Countries impose, modify, and remove tariffs and other trade restrictions in response to a diverse array of factors, including global and national economic and political conditions, which make it impossible for us to predict future developments regarding tariffs and other trade restrictions. Trade restrictions, which include embargoes, safeguards, and customs restrictions, could increase the cost or reduce the supply of products available to us or could require us to modify our supply chain organization or other current business practices, any of which could harm our results of operations.

In addition, the current U.S. presidential administration has implemented tariffs and has signaled that it may implement additional or increased tariffs, other trade restrictions, or may alter trade agreements between the U.S. and Canada, China, the European Union and Mexico, among others. Such actions include limiting trade and/or imposing tariffs on imports from such countries. Tariffs have the potential to significantly raise the cost of our merchandise. In such a case, there can be no assurance that we will be able to shift manufacturing and supply agreements to non-impacted countries to reduce the effects of tariffs. As a result, we may suffer margin erosion or be required to raise our prices, which may result in the loss of customers and negatively impact our results of operations.

We rely on independent transportation providers for substantially all of our product shipments.

We currently rely on independent transportation service providers for substantially all of our product shipments. Our utilization of these delivery services, or those of any other shipping companies that we may elect to use, is subject to risks, including increases in fuel prices, which would increase our shipping costs, employee strikes, labor shortages, health emergencies, and inclement weather, which may impact a shipping company's ability to provide delivery services sufficient to meet our shipping needs.

If for any reason we were to change shipping companies, we could face logistical difficulties that might adversely affect deliveries, and we would incur costs and expend resources in the course of making the change. Moreover, we might not be able to obtain terms as favorable as those received from the service providers that we currently use, which in turn would increase our costs. We also would face shipping and distribution risks and uncertainties associated with any expansion of our distribution facilities and related systems.

Losses or disruptions associated with our distribution systems could have a material adverse effect on our business and operations.

Our operating results depend on the orderly operation of our receiving and distribution functions, which also depends on our vendors' adherence to our shipping and receiving schedules. We may not anticipate all of the changing demands that our operating activities may impose on our receiving and distribution functions. There may also be events that are beyond our control that could cause delays in these functions, including but not limited to, changing macroeconomic trends, pandemics or other public health matters, and general disruptions or delays in shipping and receiving.

In addition, we rely on the flow of our goods through worldwide ports on a consistent basis. Disruption at the ports, such as labor work stoppages, could create significant risks to our business, particularly if the occurrence is during a peak import time. If we experience significant delays in our receipt of product, we may experience an increase in freight costs, unanticipated inventory shortages, and missed sales opportunities which could adversely affect our financial condition, results of operations, and cash flows.

Risks Related to Information Technology and Security

A data security or privacy breach could damage our reputation and our relationships with our customers, expose us to litigation risk and adversely affect our business.

We remain dependent on information technology systems and networks, including the Internet, for a significant portion of our sales, primarily through our e-commerce operations and credit card transaction authorization and processing. We are also responsible for storing data relating to our customers and employees and rely on third parties for the operation of our e-commerce websites and for the various social media tools and websites we use as part of our marketing strategy. As part of our normal course of business, we often collect, retain, and transmit certain sensitive and confidential customer information, including the transmission of credit card information, over public networks. There is a significant concern by consumers and employees over the security of personal information transmitted over the Internet, consumer identity theft, and user privacy. Despite the security measures we currently have in place, our facilities and systems and those of our third-party service providers may be vulnerable to security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming and/or human errors, ransomware, or other similar events. The rapid evolution and increased adoption of artificial intelligence technologies by attackers may intensify our cybersecurity risks. Any electronic or physical security breach involving the misappropriation, loss or other unauthorized disclosure of confidential or personally identifiable information, including penetration of our network security, whether by us or by a third-party, could disrupt our business, severely damage our reputation and our relationships with our customers, expose us to risks of litigation and liability, and adversely affect our business and results of operations. We do not control third-party service providers and cannot guarantee that electronic or physical computer break-ins and security breaches will not occur in the future. Any perceived or actual unauthorized disclosure of personally identifiable information regarding our customers or website visitors could harm our reputation and credibility, reduce our e-commerce net sales, impair our ability to attract website visitors, and reduce our ability to attract and retain customers. We may also incur significant costs in complying with the various applicable state, federal, and foreign laws regarding unauthorized disclosure of personal information.

Changes in privacy laws, regulations, and platform policies could increase our compliance costs and limit our ability to acquire customers effectively, which could adversely affect our business.

We are subject to a rapidly evolving set of privacy, data protection, marketing, and consumer disclosure laws and regulations in the United States and internationally. Compliance may require changes to our data practices, notices, consent mechanisms, vendor management, and recordkeeping, and may increase costs related to personnel, systems, monitoring, and audits. In addition, changes in browser, mobile operating system, and advertising platform policies may limit the availability of data signals used for measurement and targeting, which could reduce the effectiveness of our marketing spend, increase customer acquisition costs, and adversely affect our ability to grow sales through the Vera Bradley websites and marketplaces.

Our business could suffer if our computer systems and websites are disrupted or cease to operate effectively.

We are dependent on our computer systems to record and process transactions and manage and operate our business, including in designing, marketing, manufacturing, importing, tracking and distributing our products, processing payments, and accounting for and reporting results. We also utilize an automated replenishment system to facilitate the processing of basic replenishment orders, the movement of goods through distribution channels, and the collection of information for planning and forecasting. In addition, we have U.S. and international e-commerce websites. Given the complexity of our business and the significant number of transactions that we engage in, it is imperative that we maintain constant operation of our computer hardware and software systems. Despite our preventive efforts, including back-up systems, our systems are vulnerable from time to time to damage or interruption from, among other things, security breaches, computer viruses or power outages. Any material disruptions in our information technology systems could have a material adverse effect on our business, financial condition, and results of operations.

We are exposed to business risks as a result of our e-commerce operations.

We operate e-commerce stores at www.verabradley.com, outlet.verabradley.com, and international.verabradley.com. Expanding our e-commerce business is one of the key objectives of our business strategy. Our e-commerce operations are subject to numerous risks, including unanticipated operating problems, reliance on third-party computer hardware and software providers, system failures, and the need to invest in additional computer systems. Specific risks include: (i) diversion of sales from our stores; (ii) rapid technological change; (iii) liability for e-commerce content; and (iv) risks related to the failure of the computer systems that operate the websites and their related support systems, including from computer viruses, telecommunication failures, and electronic break-ins and similar disruptions. Internet operations involve risks which may be beyond our control that could have a direct material adverse effect on our operating results, including: (i) price competition involving the items we intend to sell; (ii) the level of merchandise returns we experience; (iii) governmental regulation; (iv) e-commerce security breaches involving unauthorized access to our systems and/or customer information; (v) credit card fraud; (vi) adverse changes in the terms, policies, algorithms, fees, or service levels of marketplaces or other third-party digital platforms on which we sell or advertise; and (vii) competition and general economic conditions specific to the Internet, e-commerce, and the accessories industry. If we are unable to effectively address these risks and any other risks that we face in connection with our Internet operations, our business, financial condition, results of operations, and/or cash flows could be materially adversely affected.

The use of or failure to adopt artificial intelligence technologies may impact our business

The use of artificial intelligence ("AI") technologies could expose us to operational, legal, regulatory, cybersecurity, and reputational risks, and the use of AI by third parties could increase fraud, misinformation, data privacy concerns, and other risks to our business. AI technologies may produce inaccurate, biased, or unreliable outputs, and our reliance on such technologies, whether internally developed or obtained from third parties, could result in errors in decision-making, regulatory scrutiny, customer dissatisfaction, or damage to our reputation.

In addition, our business increasingly depends on technology and digital capabilities, and the thoughtful development, integration, and oversight of AI technologies may be important to our long-term competitiveness. Implementing or integrating AI technologies may require significant investments in infrastructure, data management, governance, and talent, and may involve complex implementation efforts and operational risks. If we are unable to develop, acquire, implement, or manage AI technologies effectively, in a cost-efficient or timely manner, or if such technologies do not perform as intended, our operations, financial condition, and results of operations could be adversely affected.

Further, the competitive landscape may evolve rapidly as companies invest in and deploy AI-enabled products, services, and processes. We may not be successful in identifying, developing, or adopting AI capabilities that meet the needs of our customers or keep pace with technological advances. Competitors or new market entrants may develop or deploy AI technologies more effectively than we do, which could erode our competitive position. Conversely, if we fail to adopt AI technologies thoughtfully and strategically, or fail to appropriately govern their use, we could miss opportunities to improve efficiency, innovation, and customer experience, which could materially adversely affect our business, results of operations, and long-term competitiveness.

Risks Related to Tax and Valuation Matters

Fluctuations in our tax obligations and effective tax rate may result in volatility of our operating results and stock price.

We are subject to income taxes in many U.S. and certain foreign jurisdictions. We record tax expense based on our estimates of future payments, which includes reserves for uncertain tax positions in multiple tax jurisdictions. At any one time, many tax years are subject to audit by various taxing jurisdictions. Further, possible changes in federal, state, local, and non-U.S. tax laws bearing upon our revenues, income, property, or other aspects of our operations or business would, if enacted, affect our results of operations in ways and to a degree that we cannot currently predict.

We have recorded long-lived asset impairment charges in the past and we may record material long-lived asset impairment charges in the future.

Quarterly, we assess whether events or changes in circumstances have occurred that indicate the carrying value of long-lived asset groups may not be recoverable. If we determine that the carrying value of long-lived asset groups are not recoverable, we will be required to record impairment charges relating to those assets. For example, our assessments during fiscal years 2026 and 2025 indicated that operating losses or insufficient operating income existed at certain retail stores, with a projection that the operating losses or insufficient operating income for those locations would continue. As such, we recorded non-cash charges of $1.0 million and $2.4 million during fiscal years 2026 and 2025, respectively, within selling, general, and administrative expenses in the consolidated statements of operations to write down the carrying values of these stores' long-lived asset groups to their estimated fair values. We recorded no long-lived asset impairments in fiscal 2024.

Our quarterly evaluation of store assets includes consideration of current and historical performance and projections of future profitability. The profitability projections rely upon estimates made by us, including store-level sales, gross margins, and direct expenses, and, by their nature, include judgments about how current strategic initiatives will impact future performance. If we are not able to achieve projected key financial metrics for any reason, including if any of the strategic initiatives we implement do not result in significant improvements in our current financial performance trend, this would indicate that the value of our long-lived assets was not recoverable and we would incur additional impairment of assets in the future.

In the event we record additional impairment charges, this could have a material adverse effect on our results of operations and financial condition.

Risks Related to Legal and Regulatory Matters

There are claims made against us from time to time that can result in litigation or regulatory proceedings, which could distract management from our business activities and result in significant liability or damage to the images associated with our brands.

We increasingly face the risk of litigation and other claims against us. Litigation and other claims may arise in the ordinary course of our business and include employee claims, custom and duty claims, commercial disputes, intellectual property issues, marketing and solicitation claims, product-oriented allegations, and slip and fall claims. These cases often raise complex factual and legal issues, which are subject to risks and uncertainties and which could divert significant financial and management resources. Litigation and other claims against us could result in unexpected expenses and liability, as well as materially adversely affect our operations and our reputation.

Our inability or failure to protect our intellectual property or our infringement of other's intellectual property could have a negative impact on our operating results.

We believe that our registered copyrights, registered and common law trademarks, and other proprietary rights have significant value and are critical to our ability to create and sustain demand for our products. The actions taken by us to establish and protect our proprietary rights may not be adequate to prevent imitation of our products or infringement of our rights by others. The legal regimes of some foreign countries, particularly China, may not protect proprietary rights to the same extent as the laws of the United States, and it may be more difficult for us to successfully challenge the use of our proprietary rights by others in these countries. The inability to protect our copyrights, trademarks, and other proprietary rights could adversely impact our results of operations. Any litigation regarding our proprietary rights could be time consuming and costly and could consume significant amounts of management's time that would otherwise be spent operating and growing our business.

We are also subject to the risk that claims will be brought against us for infringement of the intellectual property rights of third parties, seeking to block the sale of our products claimed to violate their intellectual property rights or to receive payment of monetary amounts related thereto. Although we have not been inhibited from selling our products in connection with intellectual property disputes, intellectual property-related obstacles may arise as we expand our product lines and extend our brands as well as the geographic scope of our sales and marketing. In particular, we may be subject to copyright infringement claims for which we may not be entitled to indemnification from our suppliers. In addition, in recent years, companies in the retail industry, including us, have been subject to patent infringement claims from non-practicing entities, or "patent trolls." Any infringement or other intellectual property claim made against us, whether or not it has merit, could be time-consuming and result in costly litigation. As a result, any such claim, or the combination of multiple claims, could have a material adverse effect on our operating results. If we are required to stop using any of our registered or nonregistered trademarks, our brands could be negatively affected, our sales could decline and, consequently, our business and results of operations could be adversely affected.

The success of our Environmental, Social, and Governance ("ESG") actions may impact the value of our brands.

There has been increasing stakeholder and regulatory focus on ESG matters affecting public companies. Expectations regarding ESG disclosures, setting and executing ESG-related goals, and achieving measurable progress in a timely manner could expose us to market, operational, and execution costs or risks. We expect that stakeholder expectations, as well as laws, rules and regulations, in these areas will continue to evolve quickly, which may result in the need for increased resources for ESG monitoring and reporting and adjustments to our operations may be necessary as a result. We could face scrutiny with respect to the accuracy, adequacy, or completeness of our ESG-related disclosures. Additionally, disclosures about our ESG-related initiatives or goals, and progress towards those goals, may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions or third-party information that we believe to be reasonable but are subject to change in the future. We could also be subject to scrutiny with respect to the scope or nature of our ESG-related initiatives or goals, or for any revisions to those goals. Some stakeholders and customers may react negatively to the Company's disclosure of ESG compliance efforts. Furthermore, if our ESG-related data, processes, and reporting are incomplete or inaccurate, or if we fail to achieve progress with respect to these initiatives or goals on a timely basis, or at all, our reputation and the value of our brands could be adversely affected. Any harm to our reputation resulting from a failure or perceived failure to meet ESG-related goals, metrics, or disclosures could adversely affect our business, financial performance, and growth.

Risks Related to the Securities Markets and Ownership of Our Common Stock

Our stock price may be volatile or may decline regardless of our operating performance, and you may not be able to resell shares at or above the price at which you purchase them.

The market price of our common stock may fluctuate significantly in response to a number of factors, most of which we cannot control, including:

- actions by other shopping mall or lifestyle center tenants;

- weather conditions, particularly during the holiday shopping period;

- unexpected departures of key executives;

- financial projections that we may choose to provide to the public, any changes in these projections or our failure for any reason to meet these projections;

- the public's response to press releases or other public announcements by us or others, including our filings with the SEC and announcements relating to litigation and other matters;

- speculation about our business in the press or the investment community;

- future sales of our common stock by our significant shareholders, officers, and directors;

- future sales of the Company's treasury stock, or the issuance of new shares to raise capital for the business

- our entry into new markets;

- the impact of wars, hostilities, riots, social unrest or acts of terrorism on trading markets;

- general economic conditions and broader market volatility that may affect the trading price of our common stock regardless of our operating performance

- changes in laws or regulations that impact the retail industry, including the imposition or increase in the rate of tariffs or trade sanctions;

- strategic actions by us or our competitors, such as acquisitions or restructurings;

- the outbreak of pandemics or other public health matters and the resulting adverse impact on the capital markets; and

- changes in accounting principles.

These and other factors may result in a lower market price of our common stock, regardless of our actual operating performance.

In addition, the stock markets, including The NASDAQ Global Select Market, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many retail companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

A limited number of shareholders control a significant percentage of the voting power of our common stock, and therefore investors may have diminished ability to determine the outcome of shareholder votes.

Robert Hall, Barbara Bradley Baekgaard, Joan Hall (Mr. Hall's wife and Ms. Bradley Baekgaard's daughter), Patricia R. Miller, and P. Michael Miller, directly or indirectly, beneficially own and have the ability to exercise voting control over, in the aggregate, 21.1% of our outstanding shares of common stock as of January 31, 2026. As a result, these shareholders are able to exercise significant influence over all matters requiring shareholder approval, including the election of directors, any amendments to our second amended and restated articles of incorporation, and significant corporate transactions. This concentrated ownership of outstanding common stock may diminish an investor's ability to influence corporate matters, and the interests of these shareholders may not coincide with our interests or interests of investors. As a result, we may take actions that investors do not believe to be in our interests or their interests and that could depress our stock price. In addition, this significant concentration of stock ownership may adversely affect the trading price of our common stock should investors perceive disadvantages in owning shares of common stock in a company that has such concentrated ownership.

Our business could be negatively affected as a result of the actions of activist shareholders.

We have been subject to shareholder activism and may be subject to such activism in the future, which could result in substantial costs and divert management's and our Board of Directors' ("Board") attention and resources from our business.

In the future, we could become engaged in a consent solicitation, or proxy contest, or experience other shareholder activism. Activist shareholders may advocate for certain governance and strategic changes at our company. In the event of shareholder activism, particularly with respect to matters which our Board, in exercising their fiduciary duties, disagree with or have determined not to pursue, our business could be adversely affected because responding to actions by activist shareholders can be costly and time-consuming, disrupting our operations and diverting the attention of management, and perceived uncertainties as to our future direction may result in the loss of potential business opportunities and may make it more difficult to attract and retain qualified personnel, business partners, and customers.

In addition, if faced with a consent solicitation or proxy contest, we may not be able to respond successfully to the contest or dispute, which would be disruptive to our business. If individuals are elected to our Board with a differing agenda, our ability to effectively and timely implement our strategic plans and create additional value for our shareholders may be adversely affected.

Our actual operating results may differ significantly from our guidance, which could cause incongruous fluctuation in our stock price.

From time to time, we provide guidance regarding our future performance that represents our management's estimates as of the date of release. This guidance, which consists of forward-looking statements, is prepared by our management and is qualified by, and subject to, the assumptions and the other information contained or referred to in such release. Our guidance is not prepared with a view toward compliance with published guidelines of the American Institute of Certified Public Accountants, and neither our independent registered public accounting firm nor any other independent expert or outside party compiles or examines our guidance and no such person expresses any opinion or any other form of assurance with respect thereto.

Guidance is based upon a number of assumptions and estimates that, while presented with numerical specificity, are inherently subject to significant business, economic, and competitive uncertainties and contingencies, many of which are beyond our control and are based upon specific assumptions with respect to future business decisions, some of which will change. We generally state possible outcomes as high and low ranges which are intended to provide a sensitivity analysis as variables are changed, but such statements are not intended to represent that actual results could not fall outside of the suggested ranges. The principal reason that we release this data is to provide a basis for our management to discuss our business outlook with analysts and investors. We do not accept any responsibility for any projections or reports published by any such persons.

Guidance is necessarily speculative in nature, and it can be expected that some or all of the assumptions of the guidance furnished by us will not materialize or will vary significantly from actual results. Accordingly, our guidance is only an estimate of what management believes is realizable as of the date of release. Actual results will vary from the guidance and the variations may be material. Investors should also recognize that the reliability of any forecasted financial data diminishes the further into the future that the data are forecast.

In light of the foregoing, if investors, analysts, and others fail to review our guidance within the proper context or place undue reliance on our guidance, deviations from such guidance may result in incongruous fluctuation in our stock price.

Anti-takeover provisions in our organizational documents and Indiana law may discourage or prevent a change in control, even if a sale of the Company would be beneficial to our shareholders, which could cause our stock price to decline and prevent attempts by shareholders to replace or remove our current management.

Our second amended and restated articles of incorporation and amended and restated bylaws contain provisions that may delay or prevent a change in control, discourage bids at a premium over the market price of our common stock, harm the market price of our common stock, and diminish the voting and other rights of the holders of our common stock. These provisions include:

- authorizing our Board to issue preferred stock and additional shares of our common stock without shareholder approval;
- prohibiting shareholder action by written consent;
- prohibiting our shareholders from calling a special meeting of shareholders; and
- requiring advance notice for raising business matters or nominating directors at shareholders' meetings.

As permitted by our second amended and restated articles of incorporation and amended and restated bylaws, our Board has adopted a shareholder rights agreement, sometimes called a "poison pill," providing for the issuance of a new series of preferred stock to holders of common stock. In the event of a takeover attempt, this preferred stock would give rights to holders of common stock (other than the potential acquirer) to buy additional shares of our common stock at a discount, leading to the dilution of the potential acquirer's stake. The adoption of a poison pill, can have negative effects such as those described above.

As an Indiana corporation, we are governed by the Indiana Business Corporation Law (as amended from time to time, the "IBCL"). Under specified circumstances, certain provisions of the IBCL related to control share acquisitions, business combinations, and constituent interests may delay, prevent, or make more difficult unsolicited acquisitions or changes of control of us. These provisions also may have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that shareholders might deem to be in their best interest.

Risks Related to Pandemics

The outbreak of pandemics, or events related thereto, may cause significant disruptions in our revenue streams, operations, global supply chain and other facets of our business, which may continue to adversely impact our results of operations, financial condition, and share price.

A pandemic (COVID-19) in the past resulted in travel restrictions both domestically and internationally, community and self-quarantines, certain factory closures or reduced operations, as well as mall closures and reduced mall operating hours. This could happen in the future as well. Due to the past pandemic we experienced significantly reduced traffic, demand, and sales. This could recur in the future. Future pandemic-related mandates from governments and public health officials may necessitate additional closures to some, or all, of our retail stores, the stores of our Indirect segment partners, or otherwise detrimentally impact aspects of our operations, as COVID-19 did in the past. Pandemics may reduce consumers' willingness and ability to travel to major cities and vacation destinations in which some of our stores are located.

In recent fiscal years, the COVID-19 pandemic led to temporary factory closures and production and logistics constraints due to workforce availability, as well as global supply chain challenges such as vessel and container shortages and port congestion. As a result of the aforementioned restrictions, or other related factors, we have experienced and may experience in the future delayed shipments and increased shipping costs for some of our merchandise. We may also be adversely impacted should a pandemic compromise operations at our corporate headquarters and distribution center located in Roanoke, Indiana.

The extent of a pandemic's impact on our results of operations, financial condition, and share price will likely depend on the nature and seventy of the pandemic, future developments, including as may be related to the spread of new virus variants; mitigation activities undertaken by governments and the general public; the overall economic impacts of quarantines and business closures; and current, and potentially long-term, changes in consumer behavior.

As a result of the above-mentioned factors, the Company's liquidity, results of operations, and financial condition could be adversely impacted.

General Risk Factors

Our results of operations could suffer if we lose key management or design associates or are unable to attract and retain the talent required for our business.

Our performance depends largely on the efforts and abilities of our senior management and product development teams. These executives and design associates have substantial experience in our business and have made significant contributions to our growth and success. Although we have entered into an employment agreement with our Chief Executive Officer, we may not be able to retain his services or those of other key individuals in the future. The unexpected loss of services of key employees could have adverse impacts on our business and results of operations. We may also need to attract and retain additional qualified employees and develop, train, and manage an increasing number of management-level, sales, and other employees. Competition for qualified employees is intense. We may not be able to attract and retain employees as needed in the future.

Our results of operations could suffer if we are unable to attract and retain retail and distribution center employees required for our business.

We must attract, motivate, and retain a sufficient number of qualified retail and distribution center employees. Historically, competition for talent in these positions has been intense and turnover is generally high. If we are unable to attract and retain such employees with the necessary skills and experience, we may not achieve our objectives and our financial condition, results of operations, and cash flows could be adversely impacted.

Our results of operations are subject to quarterly fluctuations, which could adversely affect the market price of our common stock.

Our quarterly results of operations may fluctuate significantly as a result of a variety of factors, including, among other things:

- timing of new store openings and store closings;
- net revenues and profits contributed by new stores;
- changes in store traffic and comparable sales;
- shifts in the timing of holidays, particularly in the United States and China;
- changes in our merchandise mix;
- timing of marketing campaigns or promotions;
- timing of sales to Vera Bradley wholesale retailers; and
- timing of new pattern and collection releases and new product introductions.

Any quarterly fluctuations that we report in the future may not match the expectations of market analysts and investors. This could cause the trading price of our common stock to fluctuate significantly.

We may be subject to unionization, work stoppages, slowdowns, or increased labor costs.

Currently, none of our employees are represented by a union. Nevertheless, our employees have the right at any time under the National Labor Relations Act to organize or affiliate with a union. If some or all of our workforce were to become unionized, our business could be exposed to increased risk of work stoppages and slowdowns. In addition, if the terms of a collective bargaining agreement were to be significantly more favorable to union workers than our current pay-and-benefits arrangements, our costs would increase and our results of operations would suffer.

We may suffer negative publicity and our business may be harmed if we need to recall any products we sell.

We have in the past needed to, and may in the future need to, recall products that we determine may present safety issues. If products we sell have safety problems of which we are not aware, or if we or the Consumer Product Safety Commission recall a product sold in our stores, we may suffer negative publicity and, potentially, product liability lawsuits, which could have a material adverse impact on our reputation, financial condition and results of operations or cash flows.

Item 1B.   **Unresolved Staff Comments**

None.

Item 1C.   **Cybersecurity**

Cyber Risk Management and Strategy

Cybersecurity is an important part of the Company's overall approach to managing the Company's risks. We utilize recognized experts and leading third party cybersecurity firms to assist us in designing and operating our cybersecurity risk management. Our cybersecurity programs include physical, administrative, and technical safeguards designed to help us detect and prevent cybersecurity threats and incidents. Additionally, we have a cyber security incident response plan that outlines the structure, roles, responsibilities and operating procedures to utilize during potentially significant events that could negatively impact the Company. Our cybersecurity incident response plan provides a documented framework for handling high severity security incidents and includes facilitated coordination across multiple functions of the Company. Our incident response plan also includes identifying and responding to material risks from cybersecurity threats associated with our use of third-party service providers.

We invest in threat intelligence and are active participants in industry and government forums to strive to improve our overall capabilities with respect to cybersecurity. We routinely perform reviews of threat intelligence and vulnerability management capabilities, while performing simulations and drills at both technical and management levels. Our formal cybersecurity program is modeled after industry best practice global standards and best practices. We incorporate external expertise in all aspects of our program utilizing best practice guidance from third-party cybersecurity advisors to provide objective assessments of our capabilities. We maintain a cyber liability insurance program, although the coverage may not be sufficient in some circumstances. We also have policies and practices in place to address data privacy regulations. Our cybersecurity program is reviewed and assessed by external information security specialists or by our internal audit group at least annually. Further, we conduct annual cybersecurity awareness training for employees and targeted training for high-risk functions of the Company. We also conduct phishing exercises and correlated education with our employees.

Governance Related to Cybersecurity Risks

Our audit committee of our board of directors is formally charged with oversight of cyber security risk. This includes reviewing the Company's cybersecurity and other technology risks, controls and procedures. The Committee also reviews on an on-going basis the threat landscape facing the Company, the Company's strategy to mitigate cybersecurity risks and any potential data security incidents and the Company's plans and responses to such incidents. The chair of the Audit Committee provides regular updates to the full board of directors regarding the audit committee meetings and any meaningful cybersecurity updates. Our cybersecurity risk management process is overseen by our Chief Administrative Officer and other professionals in the Company's enterprise technology team, including a dedicated security specialist who has been with the Company in various security roles since 2018. Our Chief Administrative Officer has overseen the Company's technology portfolio since 2017 and regularly provides updates and engages in dialogue with the audit committee regarding the Company's cybersecurity.

In fiscal 2026 we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations or financial condition.

Item 2.   **Properties**

The following table sets forth the location, use, and size of our distribution, corporate facilities, and showrooms as of January 31, 2026. The leases on the leased properties expire at various times through 2027, subject to renewal options.

Location	Primary Use	Approximate Square Footage	Leased/Owned
Roanoke, Indiana	Vera Bradley corporate headquarters, design center, and showroom	188,000	Owned
Roanoke, Indiana	Vera Bradley warehouse and distribution	428,500	Owned
New York, New York	Vera Bradley office and showroom	3,700	Leased
Hong Kong	Vera Bradley Asia sourcing office	5,100	Leased
Dallas, Texas	Vera Bradley showroom	1,800	Leased

As of January 31, 2026, we also leased 116 store locations, including a former location, in the United States. See below for more information regarding the locations of our open stores as of January 31, 2026.

We consider these properties to be in good condition generally and believe that our facilities are adequate for our operations and provide sufficient capacity to meet our anticipated requirements. The properties in the above table are used by both the Vera Bradley Direct segment and Vera Bradley Indirect segment, excluding the standalone showroom which is used exclusively by the Vera Bradley Indirect segment.

Store Locations

Our full-line stores are located primarily in high-traffic regional malls, lifestyle centers, and mixed-use shopping centers across the United States. The following table shows the number of full-line and outlet stores we operated in each state as of January 31, 2026:

State	Total Number of Vera Bradley Full-Line Stores	Total Number of Vera Bradley Outlet Stores	State	Total Number of Vera Bradley Full-Line Stores	Total Number of Vera Bradley Outlet Stores
Alabama	1	1	Minnesota	1	1
Arizona	0	1	Mississippi	0	2
Colorado	0	1	Missouri	0	2
Connecticut	0	1	Nebraska	0	1
Delaware	1	1	Nevada	0	1
Florida	1	8	New Hampshire	0	2
Georgia	0	4	New Jersey	2	3
Hawaii	1	1	New York	1	5
Illinois	3	2	North Carolina	0	6
Indiana	2	2	Ohio	2	3
Iowa	1	1	Oklahoma	0	2
Kansas	1	1	Pennsylvania	2	6
Kentucky	1	1	South Carolina	0	4
Louisiana	0	1	Tennessee	0	3
Maryland	1	2	Texas	2	10
Massachusetts	1	1	Virginia	1	2
Michigan	3	2	Wisconsin	1	2
			Totals	29	86

We lease all of our stores. Lease terms for our retail stores are generally ten years with options to renew for varying terms. The leases generally provide for a fixed minimum rental plus contingent rent, which is determined as a percentage of sales in excess of specified levels.

Item 3.   Legal Proceedings

We may be involved from time to time, as a plaintiff or a defendant, in various routine legal proceedings incidental to the ordinary course of our business. In the ordinary course, we are involved in the policing of our intellectual property rights. As part of our policing program, from time to time we file lawsuits in the United States and abroad, alleging acts of trademark counterfeiting, trademark infringement, trademark dilution, and ancillary and pendent state and foreign law claims. These actions often result in seizure of counterfeit merchandise and negotiated settlements with defendants. Defendants sometimes raise as affirmative defenses, or as counterclaims, the purported invalidity or unenforceability of our proprietary rights.

In June of 2025, the Company received a notice from the buyer of Creative Genius requesting a purchase price adjustment of approximately $4.6 million related to the sale of Creative Genius. The demand was based on certain working capital adjustments. The Company has disputed this purchase price adjustment request. On August 27, 2025, the Company filed an action in the Chancery Court of Delaware seeking a judgment declaring that the buyer's claim for a purchase price adjustment is improper and barred by the purchase Agreement. The Company has filed for summary judgment in that action and is awaiting decision from the Court. At this time, we are not able to estimate a possible loss or range of loss that may result from this matter or to determine whether such loss, if any, would have a material adverse effect on our financial condition or results of operations due to the fact that the Company believes the purchase price adjustment is improper, and is seeking to have it declared as such by a Delaware Court. The Company believes that it has a number of meritorious legal approaches in defending itself against these claims. The Company is also subject to other legal proceedings from time to time in the ordinary course of business but does not believe any of these such claims would have a material adverse impact on the Company at this time.

Item 4.   Mine Safety Disclosure

Not Applicable

PART II

Item 5.   **Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities**

Our common stock is listed on the NASDAQ Global Select Market under the symbol "VRA".

As of March 27, 2026, we had approximately 27 registered shareholders of record. The number of shareholders of record is based upon the actual number of shareholders registered at such date and does not include holders of shares in "street name" or persons, partnerships, associations, corporations, or other entities identified in security position listings maintained by depositories.

Unregistered Sales of Equity Securities and Use of Proceeds

The Company did not repurchase any shares of its common stock during fiscal 2026. Refer to Note 13 of the Notes to the Consolidated Financial Statements as set forth in Part II, Item 8. of this Annual Report on Form 10-K for additional information regarding our share repurchase programs.

Dividends

Our common stock began trading on October 21, 2010, following our initial public offering. Since that time, we have not declared any cash dividends. The payment of dividends is evaluated on a periodic basis.

Stock Performance Graph

The graph set forth below compares the cumulative shareholder return on our common stock between January 30, 2021, and January 31, 2026, to the cumulative return of (i) the S&P 500 Index and (ii) the S&P 500 Apparel, Accessories, and Luxury Goods Index over the same period. This graph assumes an initial investment of $100 on January 30, 2021, in our common stock, the S&P 500 Index, and the S&P 500 Apparel, Accessories, and Luxury Goods Index and assumes the reinvestment of dividends, if any.

The comparisons shown in the graph below are based on historical data. We caution that the stock price performance presented in the graph below is not necessarily indicative of, nor is it intended to forecast, the potential future performance of our common stock. Information used in the graph was obtained from The NASDAQ Stock Market website. As such, although we believe the information to be accurate, we cannot assure you of its accuracy.



Company/Market/Peer Group	1/30/2021	1/29/2022	1/28/2023	2/3/2024	2/1/2025	1/31/2026
Vera Bradley, Inc.	$ 100.00	$ 93.61	$ 65.67	$ 92.76	$ 44.24	$ 28.39
S&P 500 Index	$ 100.00	$ 121.00	$ 112.98	$ 139.92	$ 172.78	$ 201.03
S&P 500 Apparel, Accessories, and Luxury Goods Index	$ 100.00	$ 98.50	$ 71.83	$ 58.68	$ 64.17	$ 54.60

Item 7. **Management's Discussion and Analysis of Financial Condition and Results of Operations**

You should read the following discussion in conjunction with the consolidated financial statements and accompanying notes and the information contained in other sections of this report, particularly under the headings "Risk Factors" and "Business." This discussion and analysis is based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. The statements in this discussion and analysis concerning expectations regarding our future performance, liquidity, and capital resources, as well as other non-historical statements in this discussion and analysis, are forward-looking statements. See "Forward-Looking Statements." These forward-looking statements are subject to numerous risks and uncertainties, including those described under "Risk Factors." Our actual results could differ materially from those suggested or implied by any forward-looking statements.

Executive Summary

Some of our major achievements for fiscal 2026 are as follows:

We began execution of Project Sunshine, a comprehensive strategy to strengthen our market position by tapping into our brand's strong emotional connection with consumers. We are simplifying decision-making, removing organizational complexity, and focusing resources on high-impact initiatives. This operational focus, paired with prudent cost management, will allow us to invest in the brand, innovation, and customer experiences, all while driving shareholder value. These improvements are about agility — building a responsive organization to fully leverage our unique brand position.

- Our Direct segment has seen promising improvement throughout the fiscal year, giving us confidence that Project Sunshine is beginning to resonate with our customers

- We partnered with Anthropologie for exclusive product collaborations which align with our target customers and expand our customer reach.

- We continued another year of product collaborations with iconic brands such as Disney, Peanuts, Harry Potter, and Gilmore Girls which resonate with our customers.

- We implemented Outlet 2.0, one of our pillars of Project Sunshine, which will provide a more brand-enhancing retail experience for our customers.

- We are a Better Cotton™ member and continue to increase our procurement of cotton from Better Cotton™ supply chain partners.

- We continued to strengthen and rationalize our store base. We are continuing to look for opportunities to improve the full-line profitability of our full-line store portfolio by re-balancing our existing fleet through select closures along with identifying future market opportunities. In fiscal 2026, we closed twelve underperforming full-line stores and one outlet store, and opened two full-line stores, ending the fiscal year with 29 full-line and 86 outlet locations.

How We Assess the Performance of Our Business

In assessing the performance of our business, we consider a variety of performance and financial measures.

Net Revenues

Net revenues reflect sales of our merchandise and revenue from distribution and shipping and handling fees, less returns and discounts. Revenues for the VB Direct segment reflect sales through full-line and outlet stores, our websites (verabradley.com, international.verabradley.com, and outlet.verabradley.com), and direct to consumer marketplaces. Revenues for the VB Indirect segment reflect sales to specialty retail partners; department stores; national accounts; and third-party inventory liquidators, as well as royalties recognized through licensing agreements.

Comparable Sales

Typically, comparable sales are calculated based upon our stores that have been open for at least 12 full fiscal months and net revenues from our e-commerce operations. Comparable store sales are calculated based solely upon stores that have been open for at least 12 full fiscal months. Remodeled stores are included in both comparable sales and comparable store sales unless the store was closed for more than one week of the current or comparable prior period, in which case the non-comparable temporary closure periods are not included, or the remodel resulted in a significant change in square footage. Some of our competitors and other retailers calculate comparable or "same store" sales differently than we do. As a result, data in this report regarding our comparable sales and comparable store sales may not be comparable to similar data made available by other companies. Non-comparable sales include sales from stores not included in comparable sales or comparable store sales.

Typically, measuring the change in year-over-year comparable sales allows us and our investors to evaluate how our store base and e-commerce operations are performing. Various factors affect our comparable sales, including:

- Overall economic trends;

- Consumer preferences and fashion trends;

- Competition;

- The timing of our releases of new patterns and collections;

- The timing of holidays;

- Changes in our product mix;

- Pricing and level of promotions;

- Amount of store, mall, and e-commerce traffic;

- The level of customer service that we provide in stores and to our on-line customers;

- Our ability to source and distribute products efficiently;

- The number of stores we open and close in any period; and

- The timing and success of promotional and marketing efforts.

Gross Profit

Gross profit is equal to our net revenues less our cost of sales. Cost of sales includes the direct cost of purchased merchandise, distribution center costs, operations overhead, duty, all inbound and outbound freight costs incurred, and inventory adjustments. The components of our reported cost of sales may not be comparable to those of other retail and wholesale companies.

Gross profit can be impacted by changes in volume; fluctuations in sales price; operational efficiencies, such as leveraging of fixed costs; promotional activities, including free shipping; commodity prices, such as for cotton; tariffs; and labor costs.

Selling, General, and Administrative Expenses ("SG&A")

SG&A expenses include selling; advertising, marketing, and product development; and administrative expenses. Selling expenses include:

- VB Direct business expenses, such as store expenses, employee compensation, and store occupancy and supply costs;

- VB Indirect business expenses consisting primarily of employee compensation and other expenses associated with sales to Indirect retailers; and

Advertising, marketing, and product development expenses include employee compensation, media costs, creative production expenses, marketing agency fees, new product design costs, public relations expenses, and market research expenses. A portion of our advertising expenses may be reimbursed by Indirect retailers, and such amount is classified as other income. Administrative expenses include employee compensation for corporate functions, corporate headquarters occupancy costs, consulting and software expenses, and charitable donations, as well as severance charges and consulting fees associated with cost savings initiatives disclosed in Note 14 to the Notes to the Consolidated Financial Statements herein.

Cost Savings Initiatives and Other Charges

During fiscal 2026, the Company continued targeted cost reductions. Expense savings are being derived across various areas of the Company, including retail store efficiencies, marketing expenses, information technology contracts, professional services, logistics and operational costs, and corporate payroll. Refer to Note 14 to the Notes to the Consolidated Financial Statements herein for additional information regarding charges for cost savings initiatives and remaining liabilities, as well as other charges not comparable with the prior year.

Macroeconomic Environment

Our business is impacted by broader macroeconomic issues in the U.S. marketplace – and can be affected both positively and negatively over time.

The macroeconomic environment has been challenged by inflationary pressures, including high gas prices, interest rates, and other related factors that have impacted consumer discretionary spending. We have also seen a trend of steeply increasing digital media costs.

To mitigate some of these inflationary and supply chain pressures, we implemented strategic price increases in late fiscal 2022 through fiscal 2024, as well as in fiscal 2026. We will continue to monitor our pricing as it relates to the current macroeconomic trends. In addition, in fiscal 2023 through fiscal 2026, we implemented targeted cost reductions across various areas of the Company, including retail store efficiencies, marketing expenses, information technology contracts, professional services, logistics and operational costs, and corporate payroll. We will continue to review our expense structure in future years for additional cost reduction opportunities.

We continue to actively monitor the changing macroeconomic circumstances and take mitigating actions where appropriate. Ongoing macroeconomic pressures could have a material adverse effect on our liquidity, operating results, and financial condition.

Results of Operations

The following tables summarize key components of our consolidated results of operations for the last three fiscal years, both in dollars and as a percentage of our net revenues.

($ in thousands)	Fiscal Year Ended [1]		
	January 31, 2026	February 1, 2025	February 3, 2024
Statement of (Loss) Income Data:			
Net revenues	$ 269,651	$ 318,795	$ 383,713
Cost of sales	144,614	159,957	179,748
Gross profit	125,037	158,838	203,965
Selling, general, and administrative expenses [2]	158,142	188,462	193,247
Other income, net	1,193	832	899
Operating (loss) income from continuing operations	(31,912)	(28,792)	11,617
Interest (expense) income, net	(462)	752	661
(Loss) income from continuing operations before income taxes	(32,374)	(28,040)	12,278
Income tax expense	303	5,339	3,682
Net (loss) income from continuing operations	(32,677)	(33,379)	8,596
Loss from discontinued operations, net of income tax	(15,163)	(28,809)	(758)
Net (loss) income	$ (47,840)	$ (62,188)	$ 7,838
Percentage of Net Revenues:			
Net revenues	100.0 %	100.0 %	100.0 %
Cost of sales	53.6 %	50.2 %	46.8 %
Gross profit	46.4 %	49.8 %	53.2 %
Selling, general, and administrative expenses	58.6 %	59.1 %	50.4 %
Other income, net	0.4 %	0.3 %	0.2 %
Operating (loss) income from continuing operations	(11.8)%	(9.0)%	3.0 %
Interest (expense) income, net	(0.2)%	0.2 %	0.2 %
(Loss) income from continuing operations before income taxes	(12.0)%	(8.8)%	3.2 %
Income tax expense	0.1 %	1.7 %	1.0 %
Net (loss) income from continuing operations	(12.1)%	(10.5)%	2.2 %
Loss from discontinued operations, net of income tax	(5.6)%	(9.0)%	(0.2)%
Net (loss) income	(17.7)%	(19.5)%	2.0 %

The following tables present net revenues by operating segment, both in dollars and as a percentage of our net revenues, and Vera Bradley full-line and outlet store data for the last three fiscal years:

	Fiscal Year Ended [1]		
($ in thousands, except as otherwise indicated)	January 31, 2026	February 1, 2025	February 3, 2024
Net Revenues by Segment:			
VB Direct	$ 227,791	$ 257,609	$ 309,910
VB Indirect	41,860	61,186	73,803
Total	$ 269,651	$ 318,795	$ 383,713
Percentage of Net Revenues by Segment:			
VB Direct	84.5 %	80.8 %	80.8 %
VB Indirect	15.5 %	19.2 %	19.2 %
Total	100.0 %	100.0 %	100.0 %

	Fiscal Year Ended		
	January 31, 2026	February 1, 2025	February 3, 2024
Vera Bradley Store Data [3]:			
Total stores opened during period	2	8	3
Total stores closed during period	(13)	(6)	(9)
Total stores open at end of period	115	126	124
Comparable sales (including e-commerce) decrease [4]	(11.6)%	(16.6)%	(7.1)%
Total gross square footage at end of period	360,629	387,510	375,198
Average net revenues per gross square foot [5]	$ 320	$ 403	$ 518

(1) The Company utilizes a 52-53 week fiscal year ending on the Saturday closest to January 31. Fiscal years 2026 and 2025 consisted of 52 weeks. Fiscal year 2024 consisted of 53 weeks. The extra week in fiscal 2024 contributed approximately $4.9 million in net revenues and added an estimated $0.01 to diluted net income per share in fiscal 2024. By segment, the extra week contributed net revenues of approximately $2.8 million to Direct and $2.1 million to Indirect.

(2) Impairment charges, related primarily to underperforming stores, totaled $1.0 million, and $2.4 million during the fiscal years ended January 31, 2026, and February 1, 2025, respectively. There were no store impairment charges in fiscal 2024.

(3) Includes Vera Bradley full-line and outlet stores.

(4) Comparable sales are calculated based upon stores that have been open for at least 12 full fiscal months and net revenues from e-commerce operations. Decrease is reported as a percentage of the comparable sales for the same period in the prior fiscal year. Remodeled stores are included in comparable sales unless the store was closed for a portion of the current or comparable prior period, in which case the non-comparable temporary closure periods are not included, or the remodel resulted in a significant change in square footage. Calculation excludes sales for the fifty-third week in fiscal 2024.

(5) Dollars not in thousands. Average net revenues per gross square foot are calculated by dividing total net revenues for our stores that have been open at least 12 full fiscal months as of the end of the period by total gross square footage for those stores. Remodeled stores are included in average net revenues per gross square foot unless the store was closed for a portion of the period. Calculation excludes sales for the fifty-third week in fiscal 2024.

Fiscal 2026 Compared to Fiscal 2025

Net Revenues

For fiscal 2026, net revenues decreased $49.1 million, or 15.4%, to $269.7 million, from $318.8 million for fiscal 2025.

VB Direct. For fiscal 2026, net revenues decreased $29.8 million, or 11.6%, to $227.8 million, from $257.6 million for fiscal 2025. Vera Bradley comparable sales decreased $28.6 million, or 11.6%, which includes a 20.8% decrease in comparable store sales, partially offset by a 1.2% increase in e-commerce sales. The decrease in comparable sales and comparable store sales was impacted by reduced traffic and conversion primarily in the outlet channel.

VB Indirect. For fiscal 2026, net revenues decreased $19.3 million, or 31.5%, to $41.9 million, from $61.2 million for fiscal 2025. The decrease was primarily related to a decline in specialty and key account orders as well as a decrease in liquidation sales.

Gross Profit

For fiscal 2026, gross profit decreased $33.8 million, or 21.3%, to $125.0 million, from $158.8 million for fiscal 2025. As a percentage of net revenues, gross profit decreased to 46.4% for fiscal 2026, from 49.8% for fiscal 2025. The decrease in consolidated gross profit as a percentage of net revenues for the fiscal year was driven by a $5.2 million inventory write-down related to the Brands' strategic product shift toward cotton and heritage prints, as well as lower margin sales associated with inventory originating from prior strategic initiatives, partially offset by improved product margins across channels driven by more favorable promotional activity and pricing.

Selling, General, and Administrative Expenses ("SG&A")

For fiscal 2026, SG&A expenses decreased $30.4 million, or 16.1%, to $158.1 million, from $188.5 million for fiscal 2025. As a percentage of net revenues, SG&A expenses were 58.7% and 59.1% for fiscal 2026 and fiscal 2025, respectively. The decrease in consolidated SG&A expenses for fiscal 2026 was primarily due to a decrease in employee-related expenses of $13.4 million due to a reduction in headcount and incentive compensation; decreased advertising and selling expenses of $15.6 million due to decreased sales, partially offset by a $4.0 million write-off of media credits that were not expected to be fully utilized; a $1.9 million decrease building related expenses; lower impairment charges related to store assets of approximately $1.4 million compared to the prior year; $0.8 million reduction in corporate expenses; a decrease of $0.5 million for software maintenance costs; and $0.8 million in net other expense reductions.

Other Income, Net

For fiscal 2026, net other income increased $0.4 million, or 43.4%, to $1.2 million, from $0.8 million in the prior year. The increase in net other income was primarily attributable to income from the Transition Services Agreement ("TSA") resulting from the sale of Creative Genius.

Operating Loss from Continuing Operations

For fiscal 2026, operating loss from continuing operations increased $3.1 million, or 10.8%, to $(31.9) million, from $(28.8) million for fiscal 2025. As a percentage of net revenues, operating loss from continuing operations was (11.8)% and (9.0)% for fiscal 2026 and fiscal 2025, respectively. Operating loss from continuing operations decreased due to the factors described above.

The following table provides additional information about our operating loss from continuing operations (in thousands):

| | Fiscal Year Ended | | | |
	January 31, 2026	February 1, 2025	$ Change	% Change
Operating Loss from continuing operations:				
VB Direct	$ 18,322	$ 25,240	$ (6,918)	(27.4)%
VB Indirect	8,582	15,414	(6,832)	(44.3)%
Less: Unallocated corporate expenses	(58,816)	(69,446)	10,630	15.3 %
Operating loss from continuing operations	$ (31,912)	$ (28,792)	$ (3,120)	(10.8)%

VB Direct. For fiscal 2026, operating income decreased $6.9 million, or 27.4%. As a percentage of VB Direct segment net revenues, operating income in the VB Direct segment was 8.0% and 9.8% for fiscals 2026 and 2025, respectively. The decrease in operating income as a percentage of VB Direct segment net revenues was primarily due to decreased sales, a decrease in gross margin as a percent of net revenues driven by inventory reserve charges, and SG&A expense deleverage associated with decreased sales.

VB Indirect. For fiscal 2026, operating income decreased $6.8 million, or 44.3%. As a percentage of VB Indirect segment net revenues, operating income in the VB Indirect segment was 20.5% and 25.2% for fiscals 2026 and 2025, respectively. The decrease in operating income as a percentage of VB Indirect segment net revenues was primarily due to reduced margin for indirect liquidations sales and SG&A expense deleverage resulting from decreased sales.

Corporate Unallocated. For fiscal 2026, corporate unallocated expenses decreased $10.6 million, or 15.3% to $58.8 million from $69.4 million in the prior-year period. The decrease in corporate unallocated expenses was primarily due to a $5.5 million decrease in employee related expenses including incentive compensation and salaries resulting from headcount reductions; a decrease of $2.1 million for corporate expenses and professional fees; a reduction in advertising expenses of $5.4 million, partially offset by a $4.0 million write-off of media credits that were not expected to be fully utilized; decreased building expenses of $0.8 million; and $0.8 million in net other expense reductions.

Interest (Expense) Income, Net

For fiscal 2026, there was net interest expense of $(0.5) million, a $1.3 million increase from net interest income of $0.8 million in fiscal 2025.

Income Tax Expense

For fiscal 2026, we recorded income tax expense of $0.3 million at an effective tax rate of (0.9)%, compared to $5.3 million at an effective tax rate of (19.0)% for fiscal 2025. The effective tax rate change was primarily attributable to the full valuation allowance recorded in the prior year against the Company's net deferred tax assets, as well as the relative impact of permanent and discrete items in the current-year period compared to the prior-year period which largely relates to non-deductible executive compensation.

Net Loss from Continuing Operations

For fiscal 2026, net loss from continuing operations decreased $0.7 million, or 2.1%, to $(32.7) million, from $(33.4) million in fiscal 2025 due to the factors described in the captions above.

Loss from Discontinued Operations

For fiscal 2026, loss from discontinued operations decreased $13.6 million, or 47.4%, to $(15.2) million, from $(28.8) million in fiscal 2025.

Net Loss

For fiscal 2026, net loss decreased $14.3 million, or 23.1%, to $(47.8) million, from $(62.2) million in fiscal 2025 due to the factors described in the captions above.

Fiscal 2025 Compared to Fiscal 2024

Net Revenues

For fiscal 2025, net revenues decreased $64.9 million, or 16.9%, to $318.8 million, from $383.7 million for fiscal 2024.

VB Direct. For fiscal 2025, net revenues decreased $52.3 million, or 16.9%, to $257.6 million, from $309.9 million for fiscal 2024. Vera Bradley comparable sales decreased $49.6 million, or 16.6%, which includes a 22.2% decrease in comparable store sales as well as a 7.3% decrease in e-commerce sales. The decrease in comparable sales and comparable store sales was impacted by reduced traffic, conversion, and units sold primarily in the outlet channel as well as the full-line channel. Fiscal 2024 net revenues also include approximately $2.8 million attributed to the extra week in fiscal 2024.

VB Indirect. For fiscal 2025, net revenues decreased $12.6 million, or 17.1%, to $61.2 million, from $73.8 million for fiscal 2024. The decrease is primarily driven by decreased specialty and other indirect retailer sales resulting from reduced customer count and order volume, as well as a decrease in liquidation orders. These decreases were partially offset by an increase in certain key account orders. Fiscal 2024 net revenues also include approximately $2.1 million attributed to the extra week in fiscal 2024.

Gross Profit

For fiscal 2025, gross profit decreased $45.2 million, or 22.1%, to $158.8 million, from $204.0 million for fiscal 2024. As a percentage of net revenues, gross profit decreased to 49.8% for fiscal 2025, from 53.2% for fiscal 2024. The decrease in gross profit as a percentage of net revenues was driven by increased outbound freight costs, sales channel mix, and reduced margins for indirect liquidation sales.

Selling, General, and Administrative Expenses ("SG&A")

For fiscal 2025, SG&A expenses decreased $4.8 million, or 2.5%, to $188.5 million, from $193.3 million for fiscal 2024. As a percentage of net revenues, SG&A expenses were 59.1% and 50.4% for fiscal 2025 and fiscal 2024, respectively. The decrease in SG&A expenses for fiscal 2025 was primarily due to a decrease in employee-related expenses of $12.1 million due to a reduction in headcount and incentive compensation and decreased selling expenses of $2.0 million due to decreased sales, partially offset by an increase of $6.8 million in advertising expenses, and $2.4 million of property, plant, and equipment charges recorded in fiscal 2025, and $0.1 million in net other expenses.

Other Income, Net

For fiscal 2025, net other income decreased $0.1 million, or 7.5%, to $0.8 million, from $0.9 million for fiscal 2024.

Operating (Loss) Income from Continuing Operations

For fiscal 2025, there was an operating loss from continuing operations of $(28.8) million, a $40.4 million increase, or 347.8%, from operating income from continuing operations of $11.6 million for fiscal 2024. As a percentage of net revenues, operating (loss) income from continuing operations was (9.0)% and 3.0% for fiscal 2025 and fiscal 2024, respectively. Operating (loss) income from continuing operations increased due to the factors described above.

The following table provides additional information about our operating (loss) income from continuing operations (in thousands):

	Fiscal Year Ended			
	February 1, 2025	February 3, 2024	$ Change	% Change
Operating (Loss) Income from continuing operations:				
VB Direct	$ 25,240	$ 61,873	$ (36,633)	(59.2)%
VB Indirect	15,414	24,279	(8,865)	(36.5)%
Less: Unallocated corporate expenses	(69,446)	(74,535)	5,089	6.8 %
Operating (loss) income from continuing operations	$ (28,792)	$ 11,617	$ (40,409)	347.8 %

VB Direct. For fiscal 2025, operating income decreased $36.6 million, or 59.2%. As a percentage of VB Direct segment net revenues, operating income in the VB Direct segment was 9.8% and 20.0% for fiscals 2025 and 2024, respectively. The decrease in operating income as a percentage of VB Direct segment net revenues was primarily due to decreased sales, a decrease in gross margin as a percent of net revenues driven by a change in sales channel mix, and SG&A expense deleverage associated with decreased sales.

VB Indirect. For fiscal 2025, operating income decreased $8.9 million, or 36.5%. As a percentage of VB Indirect segment net revenues, operating income in the VB Indirect segment was 25.2% and 32.9% for fiscals 2025 and 2024, respectively. The decrease in operating income as a percentage of VB Indirect segment net revenues was primarily due to reduced margin for indirect liquidations sales, an increase in wholesale discounting, and SG&A expense deleverage resulting from decreased sales.

Corporate Unallocated. For fiscal 2025, corporate unallocated expenses decreased $5.1 million, or 6.8% to $69.4 million from $74.5 million for fiscal 2024. The decrease in corporate unallocated expenses was primarily due to a $5.9 million decrease in employee related expenses including incentive compensation and salaries resulting from headcount reductions and $0.1 million in net other expense reductions, partially offset by an increase of $0.6 million in advertising related to prior strategic initiatives and an increase in professional fees of $0.3 million.

Interest Income, Net

For fiscal 2025, there was net interest income of $0.8 million, a $0.1 million increase from $0.7 million in fiscal 2024.

Income Tax Expense

For fiscal 2025, we recorded income tax expense of $5.3 million at an effective tax rate of (19.0)%, compared to $3.7 million at an effective tax rate of 30.0% for fiscal 2024. The effective tax rate change was primarily attributable to the full valuation allowance recorded in fiscal 2025 against the Company's net deferred tax assets, as well as the relative impact of permanent and discrete items in fiscal 2025 compared to fiscal 2024 which largely relates to non-deductible executive compensation.

Net (Loss) Income from Continuing Operations

For fiscal 2025, there was a net loss from continuing operations of $(33.4) million, a $42.0 million increase, or 488.3%, from net income from continuing operations of $8.6 million in fiscal 2024 due to the factors described in the captions above.

Loss from Discontinued Operations

For fiscal 2025, loss from discontinued operations increased $28.0 million, or 3701.0%, to $(28.8) million, from $(0.8) million in fiscal 2024.

Net (Loss) Income

For fiscal 2025, there was a net loss of $(62.2) million, a $70.0 million increase, or 893.4%, from net income of $7.8 million in fiscal 2024 due to the factors described in the captions above.

Liquidity and Capital Resources

General

Our primary sources of liquidity are cash and cash equivalents and cash flow from operations. We also have access to additional liquidity, if needed, through borrowings under our $75.0 million asset-based revolving credit agreement (the "Credit Agreement"). Availability under the Credit Agreement is driven by a borrowing base comprised primarily of eligible accounts receivable and inventory, each subject to advance rates, eligibility criteria, and applicable reserves. As a result, borrowing capacity may fluctuate based on the level and quality of receivables and the composition and valuation of inventory. There was no debt outstanding under the Credit Agreement as of January 31, 2026. The Company also owns two real estate properties that are unencumbered, which provide additional financial flexibility and may serve as a potential source of liquidity or collateral, if needed. Historically, our primary cash needs have been for merchandise inventories; payroll; store rent; capital expenditures associated with operational equipment, buildings, information technology, and opening new stores; and share repurchases. The most significant components of our working capital are cash and cash equivalents, merchandise inventories, accounts receivable, accounts payable, and other current liabilities.

We believe that cash and cash equivalents, cash flows from operating activities, and the availability of borrowings under our Credit Agreement or other financing arrangements will be sufficient to meet working capital requirements and anticipated capital expenditures, and other strategic uses of cash, if any, for the foreseeable future.

Cash Flow Analysis

A summary of operating, investing, and financing activities is shown in the following table (in thousands):

	Fiscal Year Ended		
	January 31, 2026	February 1, 2025	February 3, 2024
Net cash (used in) provided by operating activities	$ (9,971)	$ (14,102)	$ 47,993
Net cash used in investing activities	(1,536)	(10,373)	(13,770)
Net cash used in financing activities	(233)	(22,515)	(3,548)

Net Cash (Used in) Provided by Operating Activities

Net cash (used in) provided by operating activities consists primarily of net (loss) income adjusted for non-cash items, including depreciation, amortization, impairment charges, and stock-based compensation; and the effect of changes in assets and liabilities.

Net cash used in operating activities was $10.0 million during fiscal 2026, as compared to $14.1 million during fiscal 2025. The decrease in cash used in operating activities was primarily driven by a $14.3 million decrease in net loss in the current year and the $20.4 million valuation allowance recorded in the prior year period against the Company's deferred tax assets, partially offset by a loss on sale of business of $15.2 million, as well as other non-cash adjustments and changes in working capital.

Net Cash Used in Investing Activities

Investing activities consisted primarily of investments and capital expenditures related to new store openings, buildings, operational equipment, and information technology investments.

Net cash used in investing activities was $1.5 million in fiscal 2026, compared to $10.4 million in fiscal 2025. The decrease in cash used in investing activities was primarily a result of decreased property, plant, and equipment spending of $7.1 million due to a reduction in store openings and remodels in fiscal 2026, compared to fiscal 2025, as well as $1.8 million in proceeds from the sale of Creative Genius in the current year.

Net Cash Used in Financing Activities

Net cash used in financing activities was $0.2 million in fiscal 2026 compared to $22.5 million in fiscal 2025. The decrease in cash used in financing activities was primarily due to a decrease in repurchases of common stock of $21.8 million.

Refer to the Company's Annual Report on Form 10-K filed with the SEC on March 28, 2025, for a comparison of fiscal 2025 to fiscal 2024 cash flow activity.

Credit Agreement

On September 7, 2018, Vera Bradley Designs, Inc. ("VBD"), a wholly-owned subsidiary of the Company, entered into an asset-based revolving Credit Agreement (the "Credit Agreement") among VBD, JPMorgan Chase Bank, N.A., as administrative agent, and the lenders from time to time party thereto. On March 11, 2025, certain subsidiaries of the Company, JP Morgan Chase Bank, N.A., as the administrative agent, and lenders from time to time party thereto, entered into a Fourth Amendment (the "Fourth Amendment") to the Credit Agreement. The Credit Agreement provides for certain credit facilities to VBD in an aggregate principal amount not to initially exceed the lesser of $75.0 million or the amount of borrowing availability determined in accordance with a borrowing base of certain assets. Borrowings under the credit facilities are available to finance general corporate purposes of VBD and its subsidiaries, including but not limited to Vera Bradley International, LLC, and Vera Bradley Sales, LLC. The Credit Agreement also contains an option for VBD to arrange with lenders to increase the aggregate principal amount by up to $50.0 million.

On October 21, 2025, VBD amended the agreement to include, among other things: (i) permit the sale of certain real property assets without requiring the application of the proceeds from such sale to be used to repay amounts outstanding under the Credit Agreement, (ii) remove the prohibition against sale and leaseback transactions and (iii) increase the amount of Company assets permitted to be disposed of in any fiscal year outside the ordinary course of business from $5,000,000 to $10,000,000.

As of January 31, 2026, the Company had no borrowings outstanding under the Credit Agreement and had availability of $58.6 million, subject to the borrowing base provisions of the facility.

For further information regarding the Credit Agreement, please see Note 6 of the Notes to Consolidated Financial Statements set forth in Part II, "Item 8. Financial Statements and Supplementary Data," of this report.

Material Cash Requirements

Our material cash requirements from known contractual and other obligations include the following:

- Operating lease obligations as disclosed further in Note 4 to the Notes to the Consolidated Financial Statements in Part II, Item 8 of this report;

- Purchase order commitments primarily related to inventory purchases;

- Salaries, cash incentives, benefits, and other employee-related costs;

- Commitments for capital expenditures;

- Income tax payments; and

- Other supply and service agreements entered into as part of our normal operations.

We may be subject to additional material cash requirements that are contingent upon certain events that have not yet occurred. We expect to fund these cash requirements using cash on hand, cash provided by our operations and, to the extent necessary, borrowings under our Credit Agreement.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of our assets, liabilities, revenues, and expenses, as well as the disclosures relating to contingent assets and liabilities at the date of the consolidated financial statements. We evaluate our accounting policies, estimates, and judgments on an on-going basis. We base our estimates and judgments on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions.

We evaluate the development and selection of our critical accounting policies and estimates and believe that the following policies and estimates involve a higher degree of judgment or complexity and are most significant to reporting our results of operations and financial position, and are therefore discussed as critical. The following critical accounting policies reflect the significant estimates and judgments used in the preparation of our consolidated financial statements. With respect to critical accounting policies, even a relatively minor variance between actual and expected experience can potentially have a materially favorable or unfavorable impact on subsequent results of operations. Our historical results for the periods presented in the consolidated financial statements, however, have not been materially impacted by such variances. More information on all of our significant accounting policies can be found in Note 2, "Summary of Significant Accounting Policies," in the Notes to the Consolidated Financial Statements.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the first-in, first-out ("FIFO") method. Appropriate consideration is given to obsolescence, excess quantities, and other factors, including the popularity of a pattern or product, in evaluating net realizable value. We record valuation adjustments to our inventories, which are reflected in cost of sales, if the cost of specific inventory items on hand exceeds the amount we expect to realize from the ultimate sale or disposal of the inventory. This adjustment calculation requires us to make assumptions and estimates, which are based on factors such as merchandise seasonality, historical trends, and estimated sales and inventory levels, including sell-through of remaining units. In addition, as part of inventory adjustments, we provide for inventory shrinkage based on historical trends from our physical inventory counts. We perform physical inventory counts throughout the year and adjust the shrinkage provision accordingly.

The balance of inventory adjustments was $6.0 million and $0.7 million for these matters as of the fiscal years ended January 31, 2026, and February 1, 2025, respectively.

We believe we have the ability to sell some of our retired finished goods through a number of channels, including our Vera Bradley websites, the Vera Bradley online outlet site, Vera Bradley outlet stores, the Vera Bradley Annual Outlet Sale, and through third-party liquidators as needed.

Valuation of Long-lived Assets

Property, plant, and equipment and operating right-of-use assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. In evaluating an asset group for recoverability, we estimate the future cash flows expected to result from the use of the asset group at the store level, the lowest identifiable level of cash flow, if applicable. If the sum of the estimated undiscounted future cash flows related to the asset group is less than the carrying value, we recognize a loss equal to the difference between the carrying value and the fair value, usually determined by an estimated discounted cash flow analysis of the asset. Factors used in the valuation of long-lived assets include, but are not limited to, our plans for future operations, brand initiatives, recent operating results, and projected future cash flows. With respect to our stores, we analyze store economics, location within the shopping center, the size and shape of the space, and desirable co-tenancies in our selection process. Impairment charges are classified in SG&A expenses and were $1.0 million, and $2.4 million for the periods ended January 31, 2026, and February 1, 2025, respectively. No impairment charges were recorded in fiscal 2024.

The discounted cash flow models used to estimate the applicable fair values involve numerous estimates and assumptions that are highly subjective. Changes to these estimates and assumptions could materially impact the fair value estimates. The estimates and assumptions critical to the overall fair value estimates include: (1) estimated future cash flow generated at the store level; (2) discount rates used to derive the present value factors used in determining the fair values; and (3) market rentals at the retail store. These and other estimates and assumptions are impacted by economic conditions and our expectations and may change in the future based on period-specific facts and circumstances. If economic conditions were to deteriorate, future impairment charges may be required.

Item 7A.   Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We are subject to interest rate risk in connection with borrowings under our asset-based revolving credit agreement (the "Credit Agreement"). The Credit Agreement allows for a revolving credit commitment of $75.0 million, bearing interest at a variable rate, based on a per annum rate equal to either i) for CBFR borrowings (including swingline loans), the CB Floating Rate, where the CB Floating Rate is the greater of the prime rate or 2.5%, plus the Applicable Rate, where the Applicable Rate is a percentage spread ranging from -1.25% to -1.50%, (ii) for each Term Benchmark Borrowing, the Adjusted Term SOFR Rate, where the Adjusted Term SOFR Rate is the Term SOFR rate for such interest period plus 0.10% for the interest period in effect for such borrowing, plus the Applicable Rate, where the Applicable Rate is a percentage ranging from 1.25% to 1.50%, or (iii) for RFR Loans, the Adjusted Daily Simple SOFR Rate, where the Adjusted Daily Simple SOFR Rate is equal to the Daily Simple SOFR plus 0.10%, plus the Applicable Rate, where the Applicable Rate is a percentage ranging from 1.25% to 1.50%. The applicable CB Floating Rate, Adjusted Term SOFR Rate, Term SOFR Rate, Daily Simple SOFR, and Adjusted Daily Simple SOFR shall be determined by the administrative agent. Assuming borrowings available under the Credit Agreement are fully extended at $75.0 million, each quarter point increase or decrease in the interest rate would change our annual interest expense by approximately $0.2 million.

Foreign Exchange Rate Risk

We source a majority of our finished goods from various suppliers primarily in Cambodia, Vietnam, Indonesia, El Salvador, China, and the Philippines. Substantially all purchases and sales involving foreign persons are denominated in U.S. dollars, and therefore we do not hedge using any derivative instruments. Historically, we have not been impacted materially by changes in exchange rates.

Item 8. Financial Statements and Supplementary Data

Vera Bradley, Inc.
Index to Consolidated Financial Statements

<center>REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM</center>

To the shareholders and the Board of Directors of Vera Bradley, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Vera Bradley, Inc. and subsidiaries (the "Company") as of January 31, 2026 and February 1, 2025, the related consolidated statements of operations, comprehensive income, shareholders' equity, and cash flows, for each of the three years in the period ended January 31, 2026, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2026 and February 1, 2025, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of January 31, 2026, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 27, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Inventories - Refer to Note 2 to the financial statements

Critical Audit Matter Description

Inventories consist of purchased merchandise and are stated at the lower of cost or net realizable value. Cost is determined using the first-in, first-out method. The Company considers obsolescence, excess quantities, and other factors, including the popularity of a pattern or product, in evaluating net realizable value. Valuation adjustments are recorded if the cost of specific inventory items on hand exceeds the amount the Company expects to realize from the ultimate sale or disposal of the inventory. This adjustment calculation requires the Company to make assumptions and estimates, which are based on factors such as merchandise seasonality, historical trends, and estimated sales and inventory levels, including sell-through of remaining units. Given the assumptions and estimates used by management to estimate the valuation adjustments, auditing the adjustments to inventory involved a higher degree of auditor judgment and involvement of more experienced senior members of the engagement to evaluate the reasonableness of management's estimates and assumptions.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to adjustments made to inventory for lower of cost or net realizable value and obsolescence included the following, among others:

- We tested the effectiveness of controls over the inventory valuation process, including controls over the inputs that are used in management's estimate.

<center>41</center>

- We evaluated the appropriateness and consistency of management's method and assumptions used in developing their estimate of the inventory valuation adjustment, and inquired of management regarding current and expected future sales trends.

- We tested the mathematical accuracy of the Company's inventory valuation adjustment calculation.

- We evaluated the appropriateness of specific inputs supporting management's estimate, including historic inventory trends, the age of on-hand inventory levels, and current and subsequent sales of inventory.

- We tested the recorded inventory reserve by developing an expectation for the amount of the inventory reserve and comparing our expectation to the amount recorded by management.

/s/ Deloitte & Touche LLP
Indianapolis, Indiana
March 27, 2026

We have served as the Company's auditor since 2016.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Vera Bradley, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Vera Bradley, Inc. and subsidiaries (the "Company") as of January 31, 2026, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2026, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended January 31, 2026, of the Company and our report dated March 27, 2026, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP
Indianapolis, Indiana
March 27, 2026

Vera Bradley, Inc.
Consolidated Balance Sheets
(in thousands)

	January 31, 2026	February 1, 2025
Assets		
Current assets:		
Cash and cash equivalents	$ 18,513	$ 28,628
Accounts receivable, net	17,301	13,797
Inventories	75,951	91,430
Short-term contingent consideration	1,605	—
Income taxes receivable	317	584
Prepaid expenses and other current assets	6,034	8,072
Current assets of discontinued operations	—	22,361
Total current assets	119,721	164,872
Operating right-of-use assets	63,233	74,841
Property, plant, and equipment, net	46,358	52,555
Long-term contingent consideration	230	—
Other assets	4,463	9,048
Long-term assets of discontinued operations	—	5,374
Total assets	$ 234,005	$ 306,690
Liabilities, Redeemable Noncontrolling Interest, and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 16,235	$ 17,198
Accrued employment costs	5,394	6,527
Short-term operating lease liabilities	18,620	19,024
Other accrued liabilities	10,185	9,221
Income taxes payable	16	—
Current liabilities of discontinued operations	—	6,023
Total current liabilities	50,450	57,993
Long-term operating lease liabilities	51,914	66,307
Other long-term liabilities	2	47
Long-term liabilities of discontinued operations	—	3,388
Total liabilities	102,366	127,735
Commitments and contingencies		
Shareholders' equity:		
Preferred stock; 5,000 shares authorized, no shares issued or outstanding	—	—
Common stock, without par value; 200,000 shares authorized, 43,800 and 43,535 shares issued and 27,966 and 27,701 outstanding, respectively	—	—
Additional paid-in capital	116,152	115,515
Retained earnings	172,439	220,279
Accumulated other comprehensive loss	(132)	(19)
Treasury stock	(156,820)	(156,820)
Total shareholders' equity of Vera Bradley, Inc.	131,639	178,955
Total liabilities, redeemable noncontrolling interest, and shareholders' equity	$ 234,005	$ 306,690

The accompanying notes are an integral part of these consolidated financial statements.

Vera Bradley, Inc.
Consolidated Statements of Operations

(in thousands, except per share data)

		Fiscal Year Ended				
		January 31, 2026		February 1, 2025		February 3, 2024
Net revenues	$	269,651	$	318,795	$	383,713
Cost of sales		144,614		159,957		179,748
Gross profit		125,037		158,838		203,965
Selling, general, and administrative expenses		158,142		188,462		193,247
Other income, net		1,193		832		899
Operating (loss) income from continuing operations		(31,912)		(28,792)		11,617
Interest (expense) income, net		(462)		752		661
(Loss) income from continuing operations before income taxes		(32,374)		(28,040)		12,278
Income tax expense		303		5,339		3,682
Net (loss) income from continuing operations		(32,677)		(33,379)		8,596
Loss from discontinued operations, net of income tax		(15,163)		(28,809)		(758)
Net (loss) income	$	(47,840)	$	(62,188)	$	7,838
Basic weighted-average shares outstanding		27,902		28,935		30,833
Diluted weighted-average shares outstanding		27,902		28,935		31,314
Basic net (loss) income per share:						
Continuing operations	$	(1.17)	$	(1.15)	$	0.27
Discontinued operations	$	(0.54)	$	(1.00)	$	(0.02)
Basic net (loss) income per share	$	(1.71)	$	(2.15)	$	0.25
Diluted net (loss) income per share:						
Continuing operations	$	(1.17)	$	(1.15)	$	0.27
Discontinued operations	$	(0.54)	$	(1.00)	$	(0.02)
Diluted net (loss) income per share	$	(1.71)	$	(2.15)	$	0.25

The accompanying notes are an integral part of these consolidated financial statements.

Vera Bradley, Inc.
Consolidated Statements of Comprehensive (Loss) Income

(in thousands)

	Fiscal Year Ended		
	January 31, 2026	**February 1, 2025**	**February 3, 2024**
Net (loss) income	$ (47,840)	$ (62,188)	$ 7,838
Cumulative translation adjustment	(113)	53	33
Comprehensive (loss) income, net of tax	(47,953)	(62,135)	7,871

The accompanying notes are an integral part of these consolidated financial statements.

Vera Bradley, Inc.
Consolidated Statements of Shareholders' Equity

(in thousands, except share data)

	Number of Shares		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total Shareholders' Equity of Vera Bradley, Inc.
	Common Stock	Treasury Stock					
Balance at January 28, 2023	**30,766,024**	**12,079,690**	**$ 109,718**	**$ 274,629**	**$ (105)**	**$ (132,864)**	**$ 251,378**
Net income attributable to Vera Bradley, Inc.	—	—	—	7,838	—	—	7,838
Translation adjustments	—	—	—	—	33	—	33
Restricted shares vested, net of repurchase for taxes	407,146	—	(1,356)	—	—	—	(1,356)
Stock-based compensation	—	—	2,942	—	—	—	2,942
Treasury stock purchased	(359,554)	359,554	—	—	—	(2,192)	(2,192)
Purchase of noncontrolling interest equity adjustment	—	—	1,286	—	—	—	1,286
Balance at February 3, 2024	**30,813,616**	**12,439,244**	**$ 112,590**	**$ 282,467**	**$ (72)**	**$ (135,056)**	**$ 259,929**
Net loss	—	—	—	(62,188)	—	—	(62,188)
Translation adjustments	—	—	—	—	53	—	53
Restricted shares vested, net of repurchase for taxes	282,619	—	(751)	—	—	—	(751)
Stock-based compensation	—	—	3,676	—	—	—	3,676
Treasury stock purchased	(3,395,335)	3,395,335	—	—	—	(21,764)	(21,764)
Balance at February 1, 2025	**27,700,900**	**15,834,579**	**$ 115,515**	**$ 220,279**	**$ (19)**	**$ (156,820)**	**$ 178,955**
Net loss	—	—	—	(47,840)	—	—	(47,840)
Translation adjustments	—	—	—	—	(113)	—	(113)
Restricted shares vested, net of repurchase for taxes	264,620	—	(233)	—	—	—	(233)
Stock-based compensation	—	—	870	—	—	—	870
Balance at January 31, 2026	**27,965,520**	**15,834,579**	**$ 116,152**	**$ 172,439**	**$ (132)**	**$ (156,820)**	**$ 131,639**

The accompanying notes are an integral part of these consolidated financial statements.

47

Vera Bradley, Inc.
Consolidated Statements of Cash Flows

(in thousands)`

	Fiscal Year Ended		
	January 31, 2026	February 1, 2025	February 3, 2024
Cash flows from operating activities			
Net (loss) income	$ (47,840)	$ (62,188)	$ 7,838
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:			
Depreciation of property, plant, and equipment	7,765	8,531	7,968
Amortization of operating right-of-use assets	20,228	20,430	21,021
Intangible asset impairment	—	6,237	5,429
Other impairment charges	1,048	2,557	—
Amortization of intangible assets	—	1,336	2,916
Provision for doubtful accounts	128	31	322
Stock-based compensation	870	3,676	2,942
Deferred income taxes	—	20,355	1,761
Loss on sale of business	15,163	—	—
Other non-cash charges, net	85	34	7
Changes in assets and liabilities:			
Accounts receivable	(4,343)	2,289	4,671
Inventories	15,821	8,270	23,997
Prepaid expenses and other assets	6,386	773	(833)
Accounts payable	(2,119)	5,574	(5,989)
Income taxes	283	(763)	932
Operating lease liabilities, net	(23,336)	(23,872)	(22,929)
Accrued and other liabilities	(110)	(7,372)	(2,060)
Net cash (used in) provided by operating activities	(9,971)	(14,102)	47,993
Cash flows from investing activities			
Purchases of property, plant, and equipment	(3,290)	(10,373)	(3,770)
Proceeds from sale of business, net of cash disposed	1,754	—	—
Cash paid for business acquisition	—	—	(10,000)
Net cash used in investing activities	(1,536)	(10,373)	(13,770)
Cash flows from financing activities			
Tax withholdings for equity compensation	(233)	(751)	(1,356)
Repurchase of common stock	—	(21,764)	(2,192)
Borrowings under asset-based revolving credit agreement	15,000	—	—
Repayment of borrowings under asset-based revolving credit agreement	(15,000)	—	—
Net cash used in financing activities	(233)	(22,515)	(3,548)
Effect of exchange rate changes on cash and cash equivalents	(113)	53	33
Net (decrease) increase in cash and cash equivalents	(11,853)	(46,937)	30,708
Cash and cash equivalents, beginning of period	30,366	77,303	46,595
Cash and cash equivalents, end of period	$ 18,513	$ 30,366	$ 77,303

The accompanying notes are an integral part of these consolidated financial statements.

48

Vera Bradley, Inc.
Consolidated Statements of Cash Flows

(in thousands)
(continued)

| | Fiscal Year Ended | | |
	January 31, 2026	February 1, 2025	February 3, 2024
Supplemental disclosure of cash-flow information			
Cash paid for income taxes, net	$ 65	$ 1,352	$ 837
Cash paid for interest	$ 359	$ 140	$ 145
Supplemental disclosure of non-cash activity			
Non-cash investing activities			
Purchases of property, plant, and equipment incurred but not yet paid	$ 149	$ 826	$ 150
Contingent consideration related to sale of business	$ 1,835	$ —	$ —

Refer to Note 4 herein for supplemental cash flow information regarding the Company's leases.

The accompanying notes are an integral part of these financial statements.

Vera Bradley, Inc.
Notes to Consolidated Financial Statements

1. **Description of the Company**

The term "Company" refers to Vera Bradley, Inc. and its wholly and majority owned subsidiaries, except where the context requires otherwise or where otherwise indicated.

Vera Bradley is a leading designer of women's handbags, luggage and travel items, fashion and home accessories, and unique gifts. Founded in 1982 by friends Barbara Bradley Baekgaard and Patricia R. Miller, the brand's innovative designs, iconic patterns, and brilliant colors continue to inspire and connect women.

In July 2019, Vera Bradley, Inc. acquired a 75% interest in Creative Genius, Inc., which also operates under the name Pura Vida Bracelets ("Pura Vida"). On January 30, 2023, the Company purchased the remaining 25% interest in Pura Vida. On March 11, 2025, the Company entered into an Interest Purchase Agreement (the "Agreement") to sell one hundred percent (100%) of Creative Genius, Inc., ("Creative Genius") which operates under the name Pura Vida Bracelets. The sale consummated on March 31, 2025. As a result, the operations of Pura Vida have been classified as discontinued operations in the consolidated financial statements in accordance with ASC 205-20, Discontinued Operations. Prior period amounts have been retrospectively adjusted to conform to the current period presentation. Unless otherwise specified, disclosures in these consolidated financial statements reflect continuing operations only. Certain prior period data, primarily related to discontinued operations, have been reclassified in the Consolidated Financial Statements and accompanying notes to conform to the current period presentation.

Following the sale, Pura Vida is no longer included in the Company's consolidated financial results. Refer to Note 16 for additional information.

The Company has two reportable segments: Vera Bradley Direct ("VB Direct") and Vera Bradley Indirect ("VB Indirect").

- The VB Direct business consists of sales of Vera Bradley products through Vera Bradley full-line and outlet stores in the United States; the Vera Bradley websites (verabradley.com, outlet.verabradley.com, and international.verabradley.com); the Vera Bradley annual outlet sale in Fort Wayne, Indiana; and direct to consumer marketplaces. As of January 31, 2026, the Company operated 29 full-line stores and 86 outlet stores.

- The VB Indirect business consists of sales of Vera Bradley products to approximately 1,000 specialty retail locations, substantially all of which are located in the United States, as well as department stores, national accounts, third-party inventory liquidators, and royalties recognized through licensing agreements related to the Vera Bradley brand.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The Company has eliminated intercompany balances and transactions in consolidation.

Fiscal Periods

The Company utilizes a 52-53 week fiscal year ended on the Saturday closest to January 31. As such, fiscal years 2026 and 2025, ended January 31, 2026 and February 1, 2025 respectively, each reflected a 52-week period. Fiscal year 2024, ended February 3, 2024 reflected a 53-week period.

Vera Bradley, Inc.
Notes to Consolidated Financial Statements

2. **Summary of Significant Accounting Policies**

Use of Significant Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of the Company's assets, liabilities, revenues, and expenses, as well as the disclosures relating to contingent assets and liabilities at the date of the consolidated financial statements. Significant areas requiring the use of management estimates include the valuation of inventories, valuation of long-lived assets, including operating right-of-use assets, accounts receivable valuation allowances, and sales return allowances. Actual results could differ from these estimates. The Company revises its estimates and assumptions as new information becomes available.

Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand, deposits with financial institutions, and investments with an original maturity of three months or less.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the first-in, first-out ("FIFO") method. Appropriate consideration is given to obsolescence, excess quantities, and other factors, including the popularity of a pattern or product, in evaluating net realizable value. Substantially all inventory relates to finished goods.

Property, Plant, and Equipment

Property, plant, and equipment are carried at cost and depreciated or amortized over the following estimated useful lives using the straight-line method:

Buildings and building improvements	39.5 years
Land improvements	5 – 15 years
Furniture and fixtures, and leasehold improvements	3 – 10 years
Equipment	7 years
Vehicles	5 years
Computer equipment and software	3 – 5 years

The Company recognizes depreciation and amortization expense within cost of sales for capital expenditures related to distribution center, sourcing, and other related functions and selling, general, and administrative expenses for all other capital expenditures. Leasehold improvements are amortized over the shorter of the life of the asset or the lease term. Lease terms typically range from three to ten years.

When a decision is made to abandon property, plant, and equipment prior to the end of the previously estimated useful life, depreciation or amortization estimates are revised to reflect the use of the asset over the shortened estimated useful life. At the time of disposal, the cost of assets sold or retired and the related accumulated depreciation or amortization are removed from the accounts and any resulting loss is included in the Consolidated Statements of Operations.

Property, plant, and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset groups may not be recoverable. The reviews are conducted at the lowest identifiable level of cash flows, which is at the retail store level for store-related assets. If the estimated undiscounted future cash flows related to the property, plant, and equipment and operating right-of-use assets are less than the carrying value, the Company recognizes a loss equal to the difference between the carrying value and the fair value, as further defined below in "Fair Value of Financial Instruments."

Routine maintenance and repair costs are expensed as incurred.

The Company capitalizes certain costs incurred in connection with acquiring, modifying, and installing internal-use software. Capitalized costs are included in property, plant, and equipment and are amortized over three to five years. Software costs that do not meet capitalization criteria are expensed as incurred.

Vera Bradley, Inc.
Notes to Consolidated Financial Statements

Revenue Recognition and Accounts Receivable

Vera Bradley product sales to customers, including amounts billed to customers for shipping fees, as well as royalties from licensing arrangements related to the Vera Bradley brand, are included in net revenues. Costs related to shipping of product are classified in cost of sales in the Consolidated Statements of Operations. The Company has elected to treat shipping and handling activities that occur after the customer has obtained control of a good as an activity to fulfill the promise to transfer the product rather than as an additional promised service. Net revenues exclude sales taxes collected from customers and remitted to governmental authorities from the transaction price.

Revenue from the sale of the Company's products is recognized when control of the promised goods or services is transferred to customers, in the amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Revenue is recognized using the five-step model. These steps are: (i) identify the contract with the customer; (ii) identify the performance obligations; (iii) determine the transaction price; (iv) allocate the transaction price to each performance obligation; and (v) recognize revenue as the performance obligations are satisfied.

The Company collects payment at the point of sale for Vera Bradley full-line and outlet store transactions and upon shipment for Vera Bradley e-commerce transactions. The Company generally collects payment in arrears in accordance with established payment terms for each customer within the VB Indirect segment.

Historical experience provides the Company the ability to reasonably estimate the amount of product sales that customers will return. Product returns are often resalable through multiple channels. Additionally, the Company reserves for customer allowances for certain VB Indirect retailers based upon various contract terms and other potential product credits granted to VB Indirect retailers.

The returns and credits reserve and the related activity for each fiscal year presented were as follows (in thousands):

	Balance at Beginning of Year	Provision Charged to Net Revenues	Allowances Taken / Written Off	Balance at End of Year
Fiscal year ended January 31, 2026	$ 1,220	$ 3,786	$ (3,978)	$ 1,028
Fiscal year ended February 1, 2025	1,338	8,180	(8,298)	1,220
Fiscal year ended February 3, 2024	1,700	9,376	(9,738)	1,338

The Company establishes an allowance for doubtful accounts based on historical experience and customer-specific identification and believes that collections of receivables, net of the allowance for doubtful accounts, are reasonably assured. The allowance for doubtful accounts was approximately $0.5 million and $0.8 million as of January 31, 2026 and February 1, 2025, respectively. The provision for doubtful accounts is based upon the likelihood of default expected during the life of the receivable.

Cost of Sales

Cost of sales includes material and labor costs, freight, inventory shrinkage, operating lease costs, duty, and other operating expenses, including depreciation of the Vera Bradley distribution center and equipment. Costs and related expenses to purchase and distribute the products are recorded as cost of sales when the related revenues are recognized.

Operating Leases

The Company recognizes lease liabilities at the lease commencement date based upon the present value of the remaining lease payments. Operating right-of-use assets are based on the lease liability adjusted for prepaid rent, deferred rent, and tenant allowances received from certain of the Company's landlords, primarily for its retail store locations.

Operating lease liabilities are amortized based upon the effective interest method. Operating right-of-use assets are amortized based upon the straight-line lease expense less interest on the lease liability. Operating lease expense is recognized on a straight-line basis over the lease term. Variable rent expense is recognized in the period incurred.

Vera Bradley, Inc.
Notes to Consolidated Financial Statements

Operating right-of-use assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The reviews are conducted at the lowest identifiable level of cash flows, which is at the retail store level for store-related assets. If the estimated undiscounted future cash flows related to the operating right-of-use assets are less than the carrying value, the Company recognizes a loss equal to the difference between the carrying value and the fair value, as further defined below in "Fair Value of Financial Instruments."

Refer to Note 4 herein for additional information regarding the Company's leases.

Store Pre-Opening, Occupancy, and Operating Costs

The Company charges costs associated with the opening of new stores to selling, general, and administrative expenses as incurred. Selling, general, and administrative expenses also include store operating costs, store employee compensation, and store occupancy and supply costs.

Stock-Based Compensation

The Company accounts for stock-based compensation using the fair-value recognition provisions of ASC 718, *Stock Compensation*. Under these provisions, for its awards of restricted stock and restricted-stock units, the Company recognizes stock-based compensation expense in an amount equal to the fair market value of the underlying stock on the grant date of the respective award. The Company recognizes this expense, net of estimated forfeitures, on a straight-line basis over the requisite service period.

Advertising Costs

The Company expenses advertising costs at the time the promotion first appears in media, in stores, or on its websites, and includes those costs in selling, general, and administrative expenses in the Consolidated Statements of Operations.

Total advertising expense was as follows (in thousands):

Fiscal year ended January 31, 2026	$	26,766
Fiscal year ended February 1, 2025		37,057
Fiscal year ended February 3, 2024		30,523

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Assets and liabilities measured at fair value are classified using the following hierarchy, which is based upon the transparency of inputs to the valuation as of the measurement date:

- Level 1 – Quoted prices in active markets for identical assets or liabilities;

- Level 2 – Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly;

- Level 3 – Unobservable inputs based on the Company's own assumptions.

The classification of fair value measurements within the hierarchy is based upon the lowest level of input that is significant to the measurement.

The carrying amounts reflected on the Consolidated Balance Sheets for cash and cash equivalents, accounts receivable, and accounts payable as of January 31, 2026 and February 1, 2025, approximated their fair values.

Vera Bradley, Inc.
Notes to Consolidated Financial Statements

The following table details the fair value measurements of the Company's investments as of January 31, 2026 and February 1, 2025 (in thousands):

	Level 1		Level 2		Level 3	
	January 31, 2026	February 1, 2025	January 31, 2026	February 1, 2025	January 31, 2026	February 1, 2025
Cash equivalents [1]	$ —	$ 15,000	$ —	$ —	$ —	$ —
Contingent consideration related to sale of business [2]	—	—	—	—	1,835	—

(1) Cash equivalents primarily represent money market funds that have a maturity of three months or less at the date of purchase. Due to its short maturity, the Company believes the carrying value approximates fair value.

(2) Recorded with the sale of Creative Genius. Refer to Note 16 herein for additional information.

The Company assesses potential impairments to its long-lived assets, which includes property, plant, and equipment and lease right-of-use assets, on a quarterly basis or whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Store-level assets and right-of-use assets are grouped at the individual store-level for the purpose of the impairment assessment. Recoverability of an asset group is measured by a comparison of the carrying amount of an asset group to its estimated undiscounted future cash flows expected to be generated by the asset group. If the carrying amount of the asset group exceeds its estimated undiscounted future cash flows, an impairment charge is recognized as the amount by which the carrying amount of the asset group exceeds the fair value of the asset group. The fair value of the store assets is determined using the discounted future cash flow method of anticipated cash flows through the store's lease-end date using fair value measurement inputs classified as Level 3. The fair value of right-of-use assets is estimated using market comparative information for similar properties. Level 3 inputs are derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable. The Company recorded $1.0 million and $2.4 million in impairment charges primarily related to store assets including property, plant, and equipment and lease right-of-use assets during the fiscal years ended January 31, 2026, and February 1, 2025, respectively. No impairment charges were recorded in fiscal 2024 for long-lived assets.

Assets recognized or disclosed at fair value on the consolidated financial statements on a nonrecurring basis include items such as property, plant, and equipment, including leasehold improvements, and operating lease assets. These assets are measured at fair value if determined to be impaired.

The discounted cash flow models used to estimate the applicable fair values involve numerous estimates and assumptions that are highly subjective. Changes to these estimates and assumptions could materially impact the fair value estimates. The estimates and assumptions critical to the overall fair value estimates include: (1) estimated future cash flow generated at the store level; (2) discount rates used to derive the present value factors used in determining the fair values; and (3) market rentals at the retail store. These and other estimates and assumptions are impacted by economic conditions and our expectations and may change in the future based on period-specific facts and circumstances. If economic conditions were to deteriorate, future impairment charges may be required which may be material.

Income Taxes

The Company accrues income taxes payable or refundable and recognizes deferred tax assets and liabilities based on differences between the book and tax bases of assets and liabilities. The Company measures deferred tax assets and liabilities using enacted rates in effect for the years in which the differences are expected to reverse, and recognizes the effect of a change in enacted rates in the period of enactment.

When measuring deferred tax assets, the Company considers both positive and negative evidence to determine whether it is more likely than not that the deferred tax assets will be realized. This evidence includes recent operating results, projected future taxable income, the reversal of existing taxable differences, tax planning strategies, among other factors. When necessary, a valuation allowance is recorded to reduce the deferred tax assets to their anticipated realizable value. In fiscal 2025, the Company recorded a full valuation allowance against its net deferred tax assets, and continues to maintain a full valuation allowance against its net deferred tax assets as of the end of fiscal 2026 based on the weight of available evidence.

Vera Bradley, Inc.
Notes to Consolidated Financial Statements

The Company establishes liabilities for uncertain positions taken or expected to be taken in income tax returns, using a more-likely-than-not recognition threshold. The Company includes in income tax expense any interest and penalties related to uncertain tax positions.

Cloud Computing Arrangements

The Company capitalizes implementation costs associated with its Cloud Computing Arrangements ("CCA") consistent with costs capitalized for internal-use software. The CCA costs are amortized over the term of the related hosting agreement, taking into consideration renewal options, if any. The renewal period is included in the amortization period if determined that the option is reasonably certain to be exercised. The amortization expense is recorded within selling, general, and administrative expenses in the Company's Consolidated Statements of Operations, which is within the same line item as the related hosting fees. The balance of the unamortized CCA implementation costs totaled $0.4 million and $0.6 million as of January 31, 2026 and February 1, 2025, respectively. Of this total, $0.2 million and $0.4 million was recorded within prepaid expenses and other current assets and $0.2 million and $0.2 million was recorded within other assets on the Company's Consolidated Balance Sheets as of January 31, 2026 and February 1, 2025, respectively. In the fourth quarter of fiscal 2025, the Company recorded a software abandonment charge of $1.1 million. The CCA implementation costs are recorded within operating activities in the Company's Consolidated Statements of Cash Flows.

Recently Issued Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, "Improvements to Income Tax Disclosures". This ASU establishes new income tax disclosure requirements in addition to modifying and eliminating certain existing requirements. Under the new guidance, entities must consistently categorize and provide greater disaggregation of information in the rate reconciliation. They must also further disaggregate income taxes paid. The new standard is effective for fiscal years beginning after December 15, 2024 (the Company's fiscal year 2026), with retrospective application permitted. The Company adopted the ASU retrospectively during the year ended January 31, 2026. The adoption expanded the Company's income tax disclosure and did not impact the Company's consolidated financial statements. Refer to Note 7 herein.

In November 2024, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") 2024-03, "Disaggregation of Income Statement Expenses". The ASU requires financial statement footnote disclosure of specified information about certain costs and expenses, including purchases of inventory, employee compensation, depreciation, and intangible asset amortization. The ASU is effective for fiscal years beginning after December 15, 2026 (the Company's fiscal year 2028) and interim reporting periods beginning after December 15, 2027 (interim periods for the Company's fiscal year 2029). Public business entities are required to apply the guidance prospectively, however, retrospective application is permitted. The Company is currently evaluating the impact of this ASU, but expects the impact to be limited to financial statement footnote disclosures.

Vera Bradley, Inc.
Notes to Consolidated Financial Statements

3. **Revenue from Contracts with Customers**

Disaggregation of Revenue

The following presents the Company's net revenues disaggregated by product category for the fifty-two weeks ended January 31, 2026 and February 1, 2025, and fifty-three weeks ended February 3, 2024 (in thousands):

| | Fifty-Two Weeks Ended | | |
| | January 31, 2026 | | |
	VB Direct Segment	VB Indirect Segment	Total
Product categories			
Bags	$ 96,749	$ 25,206	$ 121,955
Travel	63,077	9,505	72,582
Accessories	31,817	3,045	34,862
Home	20,124	1,390	21,514
Apparel/Footwear	8,302	324	8,626
Other	7,722 (1)	2,390 (2)	10,112
Total net revenues	$ 227,791 (3) $	41,860 (4) $	269,651

(1) Primarily includes net revenues from stationery, freight, and gift card breakage.

(2) Primarily includes net revenues from licensing agreements, freight, and merchandising.

(3) Net revenues were related to product sales recognized at a point in time.

(4) $39.7 million of net revenues related to product sales recognized at a point in time and $2.2 million of net revenues related to sales-based royalties recognized over time.

| | Fifty-Two Weeks Ended | | |
| | February 1, 2025 | | |
	VB Direct Segment	VB Indirect Segment	Total
Product categories			
Bags	$ 105,071	$ 35,077	$ 140,148
Travel	67,911	13,090	81,001
Accessories	40,993	6,920	47,913
Home	25,899	2,738	28,637
Apparel/Footwear	10,554	1,216	11,770
Other	7,181 (1)	2,145 (2)	9,326
Total net revenues	$ 257,609 (3) $	61,186 (4) $	318,795

(1) Primarily includes net revenues from stationery, freight, and gift card breakage.

(2) Primarily includes net revenues from licensing agreements, freight, and merchandising.

(3) Net revenues were related to product sales recognized at a point in time.

(4) $59.4 million of net revenues related to product sales recognized at a point in time and $1.8 million of net revenues related to sales-based royalties recognized over time.

Vera Bradley, Inc.
Notes to Consolidated Financial Statements

	Fifty-Three Weeks Ended					
	February 3, 2024					
	VB Direct Segment		VB Indirect Segment		Total	
Product categories						
Bags	$	119,705	$	39,609	$	159,314
Travel		75,927		14,922		90,849
Accessories		52,930		9,547		62,477
Home		37,587		4,022		41,609
Apparel/Footwear		16,526		2,461		18,987
Other		7,235 (1)		3,242 (2)		10,477
Total net revenues	$	309,910 (3)	$	73,803 (4)	$	383,713

(1) Primarily includes net revenues from stationery, freight, and gift card breakage.

(2) Primarily includes net revenues from licensing agreements, freight, and merchandising.

(3) Net revenues were related to product sales recognized at a point in time.

(4) $71.4 million of net revenues related to product sales recognized at a point in time and $2.4 million of net revenues related to sales-based royalties recognized over time.

Contract Balances

Contract liabilities as of January 31, 2026 and February 1, 2025, were $1.6 million and $1.7 million, respectively. The balance consisted of unredeemed gift cards. These contract liabilities are recognized within other accrued liabilities on the Company's Consolidated Balance Sheets. Substantially all contract liabilities are recognized within one year. The Company did not have contract assets as of January 31, 2026 and February 1, 2025.

The balance for accounts receivable from contracts with customers, net of allowances, as of January 31, 2026 and February 1, 2025 was $16.4 million and $13.3 million, respectively, which is recognized within accounts receivable, net, on the Company's Consolidated Balance Sheets. The provision for doubtful accounts was $0.5 million and $0.8 million as of January 31, 2026 and February 1, 2025, respectively. The provision for doubtful accounts is based upon the likelihood of default expected during the life of the receivable.

Performance Obligations

The performance obligations for the VB Direct and VB Indirect segments include the promise to transfer distinct goods (or a bundle of distinct goods). The VB Indirect segment also includes the right to access intellectual property ("IP") related to the Vera Bradley brand.

Remaining Performance Obligations

The Company does not have remaining performance obligations in excess of one year or contracts that it does not have the right to invoice as of January 31, 2026.

Significant Judgments

Product Sales

In the Vera Bradley retail stores (recognized within the VB Direct segment), control is transferred and net revenue is recognized at the point of sale. Product shipments for the Company's e-commerce channels (recognized within the VB Direct segment) and shipments to its wholesale retailers (recognized within the VB Indirect segment) are generally shipped Free on Board ("FOB") shipping point typically from its distribution center in Roanoke, Indiana. Net revenue is recognized upon shipment consistent with when control is transferred to the customer. Upon shipment, the customer has the right to direct the use of, and obtain substantially all of the benefits from, the product.

Vera Bradley, Inc.
Notes to Consolidated Financial Statements

Licensing Royalties

The Company grants rights to access its Vera Bradley IP and accounts for any resulting sales-based royalty revenue over time, as the subsequent sales occur. The Company has contractually guaranteed minimum royalties in certain of its sales-based royalty arrangements which are recognized straight-line over the remaining license period once determined that the minimum sales level will not be achieved. Licensing royalties are recognized within VB Indirect segment net revenues.

Transaction Price and Amounts Allocated to Performance Obligations

The transaction price is the amount of consideration the Company expects to be entitled to in a sales transaction. The transaction price is net of discounts, estimated variable consideration (if any), and any customer allowances offered or estimated, including those offered to certain Indirect retailers based on various contract terms. The transaction price also is net of allowances for product returns, which the Company is able to reasonably estimate based upon historical experience. The transaction price is allocated to each performance obligation in the contract based upon the standalone selling price.

Contract Costs

Sales commissions are paid to certain employees based upon specific sales achieved during a time period. As the Company's contracts related to these sales commissions do not exceed one year, these incentive payments are expensed as incurred.

Other Practical Expedients

Significant Financing Components

The Company does not adjust for the time value of money as the majority of its contracts have an original expected duration of one year or less; contracts that are greater than one year are related to net revenues that are constrained until the subsequent sales occur. The net revenues associated with these contracts are immaterial, and the Company does not adjust for the time value of money.

Concentration of Credit Risk

Five customers represented approximately 64.0% of the balance of accounts receivable, net as of January 31, 2026.

Vera Bradley, Inc.
Notes to Consolidated Financial Statements

4. **Leases**

Nature of Leases

The Company has operating leases at all of its retail stores (including storage spaces), as well as for its New York office, Asia sourcing office, and showrooms. The Company does not have residual value guarantees, restrictions, or covenants imposed by leases.

Determination of Lease Terms

Retail store leases have remaining terms of up to 9 years as of January 31, 2026. These leases generally have early termination rights when certain sales thresholds are not met for a specified measurement period. The Company's other leases generally have remaining terms of up to approximately one year as of January 31, 2026. If the lease contains a renewal period at the Company's option, the renewal period is included in the lease term if determined the option is reasonably certain to be exercised at lease commencement. The Company's lease options generally do not include termination rights other than those mentioned. The Company did not have financing leases as of January 31, 2026.

Variable Rental Payments

The Company's retail store leases contain variable rental payments based on each location's monthly gross sales, the majority of which have specified sales breakpoints. In addition, the majority of the Company's leases contain real estate taxes, common area maintenance, and similar items that are billed as pass-through charges from its landlords. These rental payments are not included in the measurement of the lease liability, but are recognized as variable lease cost in the period incurred.

Certain of the Company's leases also contain lease components with increases based upon an index or rate. These lease components are included on the Company's balance sheet at the rate as of lease commencement. Future changes in the index or rate will generally be included as variable lease cost.

Significant Judgments and Assumptions

Determination of Whether a Contract Contains a Lease

The Company determines whether a contract is or contains a lease at the inception of the contract. The contract is, or contains, a lease if the contract conveys the right to control the use of identified property, plant, or equipment for a period of time in exchange for consideration. The Company generally must also have the right to obtain substantially all of the economic benefits from use of the property, plant, and equipment and have the right to direct its use.

Discount Rate

The weighted-average discount rate as of January 31, 2026 and February 1, 2025, was 5.1% and 5.0%, respectively. The discount rate is not readily determinable in the lease; therefore, the Company estimated the incremental borrowing rate, at the commencement or remeasurement date of each lease, which is the rate of interest it would have to borrow on a collateralized basis over a similar term with similar payments.

Leases Not Yet Commenced

As of January 31, 2026, there were no executed leases in which the Company did not have control of the underlying asset.

Practical Expedients (Policy Elections)

The Company has elected the following practical expedients as policy elections upon the adoption of ASC Topic 842.

Short-Term Leases	The Company elected to exclude leases with a term of 12 months or less from recognition on the balance sheet for all leases.
Not Separating Lease and Nonlease Components	The Company elected to combine lease and nonlease components and recognize as a single lease component for all leases.

Vera Bradley, Inc.
Notes to Consolidated Financial Statements

Amounts Recognized in the Consolidated Financial Statements

The following lease expense is recorded within cost of sales for the Asia sourcing office and within selling, general, and administrative expenses for all other leases, including retail store leases, in the Company's Consolidated Statements of Operations for the fiscal years ended January 31, 2026, February 1, 2025, and February 3, 2024 (in thousands):

	Fifty-Two Weeks Ended	Fifty-Two Weeks Ended	Fifty-Three Weeks Ended
	January 31, 2026	**February 1, 2025**	**February 3, 2024**
Operating lease cost	$ 24,660	$ 25,635	$ 24,926
Variable lease cost	4,186	4,185	5,117
Short-term lease cost	291	511	562
Less: Sublease income [1]	(412)	(420)	(420)
Total lease cost	$ 28,725	$ 29,911	$ 30,185

(1) Related to the sublease of a former Company location.

The weighted-average remaining lease term as of January 31, 2026 and February 1, 2025 was 4.0 years and 4.7 years, respectively.

Supplemental operating cash flow information was as follows (in thousands):

	Fifty-Two Weeks Ended	Fifty-Two Weeks Ended	Fifty-Three Weeks Ended
	January 31, 2026	**February 1, 2025**	**February 3, 2024**
Cash paid for amounts included in the measurement of operating lease liabilities	$ 27,707	$ 29,090	$ 28,565
Right-of-use assets increase as a result of new and modified operating lease liabilities, net [1]	$ 8,470	$ 31,771	$ 9,858

(1) $2.2 million of lease liabilities were recorded within accounts payable on the Company's Consolidated Balance Sheets as of January 31, 2026, and were subsequently paid in the first quarter of fiscal 2027.

Maturity Analysis of Operating Lease Liabilities

Maturities of the Company's operating lease liabilities (undiscounted) reconciled to its lease liability as of January 31, 2026 were as follows (in thousands):

	Operating Leases
Fiscal 2027	$ 21,735
Fiscal 2028	20,403
Fiscal 2029	16,205
Fiscal 2030	9,665
Fiscal 2031	4,487
Thereafter	5,727
Total remaining obligations	78,222
Less: Interest	(7,689)
Present value of lease liabilities	$ 70,533

Vera Bradley, Inc.
Notes to Consolidated Financial Statements

5. **Property, Plant, and Equipment**

Property, plant, and equipment consisted of the following (in thousands):

	January 31, 2026	February 1, 2025
Land and land improvements	$ 5,981	$ 5,981
Building and building improvements	46,203	46,203
Furniture, fixtures, leasehold improvements, computer equipment and software	81,473	83,436
Equipment and vehicles	29,206	29,040
Construction in progress	208	708
	163,071	165,368
Less: Accumulated depreciation and amortization	(116,713)	(112,813)
Property, plant, and equipment, net	$ 46,358	$ 52,555

Depreciation and amortization expense associated with property, plant, and equipment, excluding impairment charges (in thousands):

Fiscal year ended January 31, 2026	$ 7,679
Fiscal year ended February 1, 2025	7,995
Fiscal year ended February 3, 2024	7,445

6. **Debt**

As of January 31, 2026 and February 1, 2025, the Company had no borrowings outstanding under its Credit Agreement and availability of $58.6 million and $75.0 million, respectively. Availability under the Credit Agreement is driven by a borrowing base comprised primarily of eligible accounts receivable and inventory, each subject to advance rates, eligibility criteria, and applicable reserves. As a result, borrowing capacity may fluctuate based on the level and quality of receivables and the composition and valuation of inventory.

Credit Agreement

On September 7, 2018, Vera Bradley Designs, Inc. ("VBD"), a wholly-owned subsidiary of the Company, entered into an asset-based revolving Credit Agreement (the "Credit Agreement") among VBD, JPMorgan Chase Bank, N.A., as administrative agent, and the lenders from time to time party thereto. On August 3, 2023, certain subsidiaries of the Company, JP Morgan Chase Bank, N.A., as the administrative agent, and lenders from time to time party thereto, entered into a Third Amendment (the "Third Amendment") to the Credit Agreement dated September 7, 2018.

The Credit Agreement provides for certain credit facilities to VBD in an aggregate principal amount not to initially exceed the lesser of $75.0 million or the amount of borrowing availability determined in accordance with a borrowing base of certain assets. Any proceeds of the credit facilities will be used to finance general corporate purposes of VBD and its subsidiaries, including but not limited to Vera Bradley International, LLC, Vera Bradley Sales, LLC, and Creative Genius, LLC (collectively, the "Named Subsidiaries"). The Credit Agreement also contains an option for VBD to arrange with lenders to increase the aggregate principal amount by up to $50.0 million.

Amounts outstanding under the Credit Agreement bear interest at a per annum rate equal to (i) for CBFR borrowings (including swingline loans), the CB Floating Rate, where the CB Floating Rate is the greater of the prime rate or 2.5%, plus the Applicable Rate, where the Applicable Rate is a percentage spread ranging from -1.25% to -1.50%, (ii) for each Term Benchmark Borrowing, the Adjusted Term SOFR Rate, where the Adjusted Term SOFR Rate is the Term SOFR rate for such interest period plus 0.10% for the interest period in effect for such borrowing, plus the Applicable Rate, where the Applicable Rate is a percentage ranging from 1.25% to 1.50%, or (iii) for RFR Loans, the Adjusted Daily Simple SOFR Rate, where the adjusted Daily Simple SOFR Rate is equal to the Daily Simple SOFR plus 0.10%, plus the Applicable Rate, where the Applicable Rate is a percentage ranging from 1.25% to 1.50% The applicable CB Floating Rate, Adjusted Term SOFR Rate, Term SOFR Rate, Daily Simple SOFR, and Adjusted Daily Simple SOFR shall be determined by the

Vera Bradley, Inc.
Notes to Consolidated Financial Statements

administrative agent. The Credit Agreement also requires VBD to pay a commitment fee for the unused portion of the revolving facility of up to 0.30% per annum.

VBD's obligations under the Credit Agreement are guaranteed by the Company and the Named Subsidiaries. The obligations of VBD under the Credit Agreement are secured by substantially all of the respective assets of VBD, the Company, and the Named Subsidiaries and are further secured by the equity interests in VBD and the Named Subsidiaries.

The Credit Agreement contains various affirmative and negative covenants, including restrictions on the Company's ability to incur debt or liens; engage in mergers or consolidations; make certain investments, acquisitions, loans, and advances; sell assets; enter into certain swap agreements; pay dividends or make distributions or make other restricted payments; engage in certain transactions with affiliates; and amend, modify, or waive any of its rights related to subordinated indebtedness and certain charter and other organizational, governing, and material agreements. The Company may avoid certain of such restrictions by meeting payment conditions defined in the Credit Agreement.

The Credit Agreement also requires the loan parties, as defined in the Credit Agreement, to maintain a minimum fixed charge coverage ratio of 1.00 to 1.00 during periods when borrowing availability is less than the greater of (A) $9.4 million, and (B) 12.5% of the lesser of (i) the aggregate revolving commitment, and (ii) the borrowing base. The fixed charge coverage ratio, availability, aggregate revolving commitment, and the borrowing base are further defined in the Credit Agreement.

The Credit Agreement contains customary events of default, including, among other things: (i) the failure to pay any principal, interest, or other fees under the Credit Agreement; (ii) the making of any materially incorrect representation or warranty; (iii) the failure to observe or perform any covenant, condition, or agreement in the Credit Agreement or related agreements; (iv) a cross default with respect to other material indebtedness; (v) bankruptcy and insolvency events; (vi) unsatisfied material final judgments; (vii) Employee Retirement Income Security Act of 1974 ("ERISA") events that could reasonably be expected to have a material adverse effect; and (viii) a change in control (as defined in the Credit Agreement).

On October 21, 2025, VBD amended the agreement to include, among other things: (i) permit the sale of certain real property assets without requiring the application of the proceeds from such sale to be used to repay amounts outstanding under the Credit Agreement, (ii) remove the prohibition against sale and leaseback transactions and (iii) increase the amount of Company assets permitted to be disposed of in any fiscal year outside the ordinary course of business from $5,000,000 to $10,000,000.

The Credit Agreement matures in May 2028.

7. **Income Taxes**

The components of the income tax expense were as follows (in thousands):

	January 31, 2026		February 1, 2025		February 3, 2024
Current:					
Federal	$	—	$ 52	$	522
State		285	373		457
Foreign		18	19		337
		303	444		1,316
Deferred:					
Federal		—	2,533		1,893
State		—	2,362		473
		—	4,895		2,366
Total income tax expense	$	303	$ 5,339	$	3,682

A breakdown of the Company's (loss) income from continuing operations before income taxes is as follows (in thousands):

Vera Bradley, Inc.
Notes to Consolidated Financial Statements

	January 31, 2026	February 1, 2025	February 3, 2024
Domestic	$ (32,545)	$ (28,215)	$ 10,105
Foreign	171	175	2,173
Total (loss) income from continuing operations before income taxes	$ (32,374)	$ (28,040)	$ 12,278

A reconciliation of the income tax expense to the amount computed at the federal statutory rate is as follows (in thousands):

	January 31, 2026		February 1, 2025		February 3, 2024	
Federal taxes at statutory rate	$ (6,798)	21.0 %	$ (5,888)	21.0 %	$ 2,578	21.0 %
State and local income taxes, net of federal benefit[1]	260	(0.8)	290	(1.0)	765	6.2
Changes in valuation allowances	6,070	(18.8)	10,508	(37.5)	—	—
Foreign tax effects	18	(0.1)	19	(0.1)	(109)	(0.9)
Non-taxable and non-deductible items[2]	763	(2.4)	297	(1.1)	442	3.6
Changes in unrecognized tax benefits	(35)	0.1	3	—	(30)	(0.2)
Other permanent items	25	(0.1)	110	(0.4)	36	0.3
Total income tax expense	$ 303	(1.1)%	$ 5,339	(19.1)%	$ 3,682	30.0 %

(1) The state and local jurisdictions that make up the majority (greater than 50%) of the tax effect in this category are North Carolina, Massachusetts, and Texas.

(2) Non-taxable and non-deductible items primarily relate to non-deductible executive compensation and stock-based compensation.

Cash income taxes paid, net of refunds, were as follows for the fiscal year ended January 31, 2026 (in thousands):

	January 31, 2026
Jurisdiction:	
Federal	$ —
State	(20)
Foreign	85
Total cash income taxes paid	$ 65

Vera Bradley, Inc.
Notes to Consolidated Financial Statements

Cash income taxes paid to individual jurisdictions that represent more than 5% of total cash income taxes paid are disclosed separately below:

	January 31, 2026
State:	
Alabama	$ 15
California	(100)
Florida	7
Louisiana	14
New York	5
North Carolina	23
Pennsylvania	(73)
Tennessee	13
Texas	71
Total	$ (25)
Foreign:	
Hong Kong	85
Total	$ 60

Deferred income taxes reflect the net tax effects of temporary differences between the book and tax bases of assets and liabilities. Significant components of deferred tax assets and liabilities were as follows (in thousands):

	January 31, 2026	February 1, 2025
Deferred tax assets:		
Operating lease liabilities	$ 19,800	$ 23,790
Compensation and benefits	1,113	1,166
Inventories	2,239	1,087
Net operating loss carryforwards	35,281	7,211
Other	1,379	1,733
Subtotal deferred tax assets	59,812	34,987
Less: valuation allowance	(39,677)	(11,108)
Total deferred tax assets	20,135	23,879
Deferred tax liabilities:		
Operating lease assets	(17,104)	(20,187)
Property, plant, and equipment	(1,127)	(2,133)
Other	(1,904)	(1,559)
Total deferred tax liabilities	(20,135)	(23,879)
Net deferred tax assets	$ —	$ —

The Company considered both positive and negative evidence to determine whether it was more likely than not that some, or all, of the deferred tax assets would not be realized in its valuation allowance assessment. Based on this assessment, the Company recorded a full valuation allowance against its net deferred tax assets as of February 1, 2025. The Company continues to maintain a full valuation allowance as of January 31, 2026, based on the weight of available evidence.

Vera Bradley, Inc.
Notes to Consolidated Financial Statements

Uncertain Tax Positions

There was an immaterial amount of total unrecognized tax benefits, net of federal benefit, for the fiscal years ended January 31, 2026, February 1, 2025, and February 3, 2024, respectively. Unrecognized tax benefits are included within other long-term liabilities in the Company's Consolidated Balance Sheets.

The Company files income tax returns in the U.S. federal jurisdiction and various U.S. state and foreign jurisdictions. The Company is subject to U.S. federal income tax examinations for fiscal years 2023 and forward. With a few exceptions, the Company is subject to audit by various state and foreign taxing authorities for fiscal 2022 through the current fiscal year.

8. Stock-Based Compensation

The Company's stock-based compensation consists of awards of restricted stock and restricted stock units. The Company recognized stock-based compensation expense of $0.9 million, $3.7 million, and $2.9 million in the fiscal years ended January 31, 2026, February 1, 2025, and February 3, 2024, respectively.

Awards of Restricted-Stock Units

The Company reserved 6,000,000 shares of common stock for issuance or transfer under the 2020 Equity and Incentive Plan, which allows for grants of restricted stock units, as well as other equity awards.

During the fiscal year ended January 31, 2026, the Company granted a total of 3,516,746 time-based and performance-based restricted stock units to certain employees and non-employee directors under the 2020 Equity and Incentive Plan with an aggregate fair value of $7.4 million. The Company determined the fair value of the units based on the closing price of the Company's common stock on the grant date.

The majority of time-based restricted stock units vest and settle in shares of the Company's common stock, on a one-for-one basis, in equal installments on each of the first three anniversaries of the grant date. Restricted stock unit awards issued to non-employee directors vest after a one-year period from the grant date. The Company recognizes the expense relating to these awards, net of estimated forfeitures, on a straight-line basis over the vesting period.

The majority of performance-based restricted stock units vest upon the completion of a three-year period of time (cliff vesting), subject to the employee's continuing employment throughout the three-year performance period and the Company's achievement of annual earnings per share targets, or other Company performance targets, during the three-year performance period. The Company recognizes the expense relating to these units, net of estimated forfeitures and based on the probable outcome of achievement of the financial targets, on a straight-line basis over the vesting period.

The following table summarizes information about restricted-stock units as of and for the year ended January 31, 2026 (units in thousands):

	Time-based Restricted Stock Units		Performance-based Restricted Stock Units	
	Number of Units	Weighted-Average Grant Date Fair Value (per unit)	Number of Units	Weighted-Average Grant Date Fair Value (per unit)
Nonvested units outstanding at February 1, 2025	699	$ 5.99	769	$ 5.19
Granted	2,771	2.11	746	2.08
Change due to performance condition achievement	—	—	(352)	(2.22)
Vested	(325)	6.17	(47)	7.47
Forfeited	(762)	3.44	(901)	3.64
Nonvested units outstanding at January 31, 2026	2,383	$ 2.28	215	$ 5.26

As of January 31, 2026, there was $3.6 million of total unrecognized compensation cost, net of estimated forfeitures, related to nonvested restricted stock units. That cost is expected to be recognized over a weighted average period of 2.1 years, subject to meeting performance conditions. The total fair value of restricted stock units for which restrictions lapsed (vested) during fiscal 2026 was $2.4 million.

Vera Bradley, Inc.
Notes to Consolidated Financial Statements

9. **Commitments and Contingencies**

The Company is subject to various claims and contingencies arising in the normal course of business, including those relating to product liability, legal claims, employee benefits, environmental issues, and other matters. Management believes that at this time it is not probable that any of these claims will have a material adverse effect on the Company's financial condition, results of operations, or cash flows. However, the outcomes of legal proceedings and claims brought against the Company are subject to uncertainty and future developments could cause these actions or claims, individually or in the aggregate, to have a material adverse effect on the Company's financial condition, results of operations, or cash flows of a particular reporting period.

In June of 2025, the Company received a notice from the buyer of Creative Genius requesting a purchase price adjustment of approximately $4.6 million related to the sale of Creative Genius. The demand was based on certain working capital adjustments. The Company has disputed this purchase price adjustment request. On August 27, 2025, the Company filed an action in the Chancery Court of Delaware seeking a judgment declaring that the buyer's claim for a purchase price adjustment is improper and barred by the purchase Agreement. The Company has filed for summary judgment in that action and is awaiting decision from the Court. At this time, we are not able to estimate a possible loss or range of loss that may result from this matter or to determine whether such loss, if any, would have a material adverse effect on our financial condition or results of operations due to the fact that the Company believes the purchase price adjustment is improper, and is seeking to have it declared as such by a Delaware Court. The Company believes that it has a number of meritorious legal approaches in defending itself against these claims.

Vera Bradley, Inc.
Notes to Consolidated Financial Statements

10. **401(k) Profit Sharing Plan and Trust**

The Company has a 401(k) profit sharing plan and trust for all qualified employees and provides a 100% match for the first 3% of employee contributions and a 50% match for the next 2% of employee contributions, for a maximum Company match of 4% of employee contributions, limited to the annual legal allowable limit. Additionally, the Company has the option of making discretionary profit sharing payments to the plan as approved by the board of directors. As of January 31, 2026, February 1, 2025, and February 3, 2024, no discretionary profit sharing payments had been approved. The Company recognizes 401(k) Company contributions within cost of sales for employees related to distribution center, sourcing, and other related functions and selling, general, and administrative expenses for all other employees. Total Company contributions to the plan were as follows (in thousands):

Fiscal year ended January 31, 2026	$	1,023
Fiscal year ended February 1, 2025		1,394
Fiscal year ended February 3, 2024		1,770

11. **Related-Party Transactions**

Charitable Contributions. The Vera Bradley Foundation for Breast Cancer (the "Foundation") was founded by one of the Company's directors, who is also on the board of directors of the Foundation. The liability associated with commitments to the Foundation was approximately $0.1 million as of January 31, 2026 and $0.2 million as of February 1, 2025. The liability consisted of pass-through donations from customers and is included in other accrued liabilities in the Consolidated Balance Sheets.

The associated expense for contributions to the Foundation, which is included in selling, general, and administrative expenses, was as follows (in thousands):

Fiscal year ended January 31, 2026	$	133
Fiscal year ended February 1, 2025		167
Fiscal year ended February 3, 2024		139

Vera Bradley, Inc.
Notes to Consolidated Financial Statements

12. Earnings Per Share

Basic net (loss) income per share is computed based on the weighted-average number of shares of common stock outstanding during the period. Diluted net (loss) income per share is computed based on the weighted-average number of shares of common stock plus the effect of dilutive potential common shares outstanding during the period using the treasury stock method. Dilutive potential common shares include outstanding restricted stock and restricted-stock units. The components of basic and diluted net (loss) income per share are as follows (in thousands, except per share data):

	Fiscal Year Ended		
	January 31, 2026	February 1, 2025	February 3, 2024
Numerator:			
Net (loss) income from continuing operations	$ (32,677)	$ (33,379)	$ 8,596
Loss from discontinued operations, net of income tax	(15,163)	(28,809)	(758)
Net (loss) income	(47,840)	(62,188)	7,838
Denominator:			
Weighted-average number of common shares (basic)	27,902	28,935	30,833
Dilutive effect of stock-based awards	—	—	481
Weighted-average number of common shares (diluted)	27,902	28,935	31,314
Basic net (loss) income per share:			
Continuing operations	$ (1.17)	$ (1.15)	$ 0.27
Discontinued operations	$ (0.54)	$ (1.00)	$ (0.02)
Basic net (loss) income per share	$ (1.71)	$ (2.15)	$ 0.25
Diluted net (loss) income per share:			
Continuing operations	$ (1.17)	$ (1.15)	$ 0.27
Discontinued operations	$ (0.54)	$ (1.00)	$ (0.02)
Diluted net (loss) income per share	$ (1.71)	$ (2.15)	$ 0.25

As of January 31, 2026 and February 1, 2025, all potential common shares were excluded from the diluted share calculation because they were anti-dilutive due to the net loss in the period.

As of February 3, 2024, there were an immaterial number of additional shares issuable upon the vesting of restricted stock units that were excluded from the diluted share calculations because they were anti-dilutive. The diluted share calculations include performance-based restricted stock units for completed performance periods.

13. Common Stock

In December 2021, the Company's board of directors approved a new share repurchase plan (the "2021 Share Repurchase Program") which authorized Company management to utilize up to $50.0 million of available cash for repurchases of shares of the Company's common stock. The 2021 Share Repurchase Program went into effect beginning December 13, 2021 and expired in December 2024.

In December 2024, the Company's board of directors approved a new share repurchase plan (the "2024 Share Repurchase Program") which authorized Company management to utilize up to $30.0 million of available cash for repurchases of shares of the Company's common stock. The 2024 Share Repurchase Program went into effect beginning December 14, 2024 and expires in December 2027. The Company does not currently plan to purchase under the 2024 Share Repurchase Program, but anticipates utilizing it in the future depending on the Company's cash position.

Vera Bradley, Inc.
Notes to Consolidated Financial Statements

During the fiscal year ended January 31, 2026, the Company did not purchase any shares under the 2024 Share Repurchase Program.

During the fiscal year ended February 1, 2025, the Company purchased and held 3,395,335 shares at an average price of $6.41 per share, excluding commissions, for an aggregate amount of $21.8 million, under the 2021 Share Repurchase Program.

During the fiscal year ended February 3, 2024, the Company purchased and held 359,554 shares at an average price of $6.10 per share, excluding commissions, for an aggregate amount of $2.2 million, under the 2021 Share Repurchase Program.

As of January 31, 2026, there was $30.0 million remaining available to repurchase shares of the Company's common stock under the 2024 Share Repurchase Program.

As of January 31, 2026, the Company held as treasury shares 15,834,579 shares of its common stock at an average price of $9.90 per share, excluding commissions, for an aggregate carrying amount of $156.8 million. The Company's treasury shares may be issued under the 2020 Equity and Incentive Plan, or for other corporate purposes.

14. Cost Savings Initiatives and Other Charges

Cost Savings Initiatives and Severance Charges

During fiscal 2023, the Company began implementation of its targeted cost reductions, which were expected to be fully realized in fiscal 2025. In late fiscal 2025, additional cost reduction initiatives were identified and were fully realized in fiscal 2026. During fiscal 2026, additional cost reduction initiatives were identified and are expected to be fully realized in fiscal 2027. Expense savings are being derived across various areas of the Company, including retail store efficiencies, marketing expenses, information technology contracts, professional services, logistics and operational costs, and corporate payroll.

The Company incurred the following charges during the fifty-two weeks ended January 31, 2026 (in thousands):

	Reportable Segment		Unallocated Corporate Expenses	Total Expense
	VB Direct	VB Indirect		
Severance charges[1]	$ 17	$ —	$ 4,463	$ 4,480
Total	$ 17	$ —	$ 4,463	$ 4,480

(1) Includes former Chief Executive Officer and Chief Financial Officer severance and is recorded in selling, general, and administrative expenses.

A summary of charges and related liabilities associated with the cost savings initiatives and severance charges are as follows (in thousands):

	Severance Charges [1]
Liability as of February 1, 2025	$ 2,525
Fiscal 2026 charges	4,480
Cash payments	(6,261)
Liability as of January 31, 2026	$ 744

(1) Remaining liability is recorded within accrued employment costs

Vera Bradley, Inc.
Notes to Consolidated Financial Statements

The Company incurred the following charges during the fifty-two weeks ended February 1, 2025:

	Reportable Segment		Unallocated Corporate Expenses	Total Expense
	VB Direct	VB Indirect		
Severance charges[1]	$ 534	$ 1,166	$ 2,171	$ 3,871
Total	$ 534	$ 1,166	$ 2,171	$ 3,871

(1) 3.1 million recorded in selling, general, and administrative expenses and 0.8 million recorded in cost of goods sold

	Severance Charges [1]
Liability as of February 3, 2024	$ 541
Fiscal 2025 charges	3,871
Cash payments	(1,887)
Liability as of February 1, 2025	$ 2,525

(1) Remaining liability is recorded within accrued employment costs

The Company incurred the following charges during the fifty-three weeks ended February 3, 2024:

	Reportable Segment		Unallocated Corporate Expenses	Total Expense
	VB Direct	VB Indirect		
Severance charges[1]	$ 574	$ 309	$ 1,951	$ 2,834
Consulting fees and other costs[2]	—	—	105	105
Total [3]	$ 574	$ 309	$ 2,056	$ 2,939

(1) Includes former CFO severance

(2) Related to professional fees

(3) Charges are recorded within selling, general, and administrative expenses

	Severance Charges [1]	Consulting Fees and Other Costs
Liability as of January 28, 2023	$ 3,083	$ 53
Fiscal 2024 charges	2,834	105
Cash payments	(5,376)	(158)
Liability as of February 3, 2024	$ 541	$ —

(1) Remaining liability is recorded within accrued employment costs

Other Charges

Fiscal 2026 and Fiscal 2025. There were no additional charges recorded during the fifty-two weeks ended January 31, 2026 and February 1, 2025 associated with strategic initiatives and other costs.

Fiscal 2024. During the fifty-three weeks ended February 3, 2024, the Company recorded within selling, general, and administrative expenses $0.6 million of professional fees associated with strategic initiatives and other costs, which were recorded within corporate unallocated expenses.

Vera Bradley, Inc.
Notes to Consolidated Financial Statements

15. **Segment Reporting**

The Company has two operating segments, which are also its reportable segments: VB Direct and VB Indirect. These operating segments are components of the Company for which separate financial information is available and for which operating results are evaluated on a regular basis by the chief operating decision maker ("CODM") in deciding how to allocate resources and in assessing the performance of the segments. The Company's CODM is our Chief Executive Officer.

The VB Direct segment includes Vera Bradley full-line and outlet stores, the Vera Bradley websites (verabradley.com, outlet.verabradley.com, and international.verabradley.com), typically, the Vera Bradley annual outlet sale, and direct to consumer marketplaces. Revenues generated through this segment are driven through the sale of Vera Bradley-branded products from Vera Bradley to end consumers.

The VB Indirect segment represents revenues generated through the distribution of Company-branded products to specialty retailers representing approximately 1,000 locations, substantially all of which are located in the United States, as well as select department stores, national accounts, third-party inventory liquidators, and licensing agreements related to the Vera Bradley brand.

Corporate costs represent the Company's administrative expenses, which include, but are not limited to: human resources, legal, finance, information technology, design, product development, merchandising, corporate-level marketing and advertising, and various other corporate-level-activity-related expenses not directly attributable to a reportable segment. Income earned under the Transition Services Agreement ("TSA") resulting from the sale of Creative Genius is netted against these unallocated corporate expenses. All intercompany-related activities are eliminated in consolidation and are excluded from the segment reporting.

The CODM's primary or key performance indicator for evaluating segment operating results is operating income. The CODM uses operating income for each segment predominantly in the annual budget and forecasting process. The CODM considers budget-to-actual variances on a quarterly basis for this key performance operating measure when making decisions about the allocation of operating and capital resources to each segment. The CODM also uses segment operating income to assess the performance of each segment by comparing the results of each segment with one another and in determining the compensation of certain employees. The CODM reviews cost of sales and SG&A expense on a consolidated basis.

The accounting policies of the segments are the same as those described in Note 2. The Company does not report depreciation or amortization expense, total assets, or capital expenditures by segment as such information is neither used by management nor accounted for at the segment level.

Vera Bradley, Inc.
Notes to Consolidated Financial Statements

Net revenues, cost of sales, other segment expenses, and operating income information for the Company's reportable segments, as well as a reconciliation to (loss) income from continuing operations before income taxes, consisted of the following (in thousands):

		Fiscal Year Ended				
		January 31, 2026		February 1, 2025		February 3, 2024
Segment net revenues:						
VB Direct	$	227,791	$	257,609	$	309,910
VB Indirect		41,860		61,186		73,803
Total	$	269,651	$	318,795	$	383,713
Segment cost of sales:						
VB Direct	$	117,860	$	125,467	$	141,933
VB Indirect		26,754		34,490		37,815
Total	$	144,614	$	159,957	$	179,748
Other segment expenses, net [1]						
VB Direct	$	91,609	$	106,902	$	106,104
VB Indirect		6,524		11,282		11,709
Total	$	98,133	$	118,184	$	117,813
Segment operating income:						
VB Direct	$	18,322	$	25,240	$	61,873
VB Indirect		8,582		15,414		24,279
Total	$	26,904	$	40,654	$	86,152
Reconciliation:						
Segment operating income:	$	26,904	$	40,654	$	86,152
Unallocated corporate expenses		(58,816)		(69,446)		(74,535)
Interest (expense) income		(462)		752		661
(Loss) income from continuing operations before income taxes	$	(32,374)	$	(28,040)	$	12,278

(1) Other segment expenses, net include selling, general and administrative expenses and are net of other income.

Sales outside of the United States were immaterial for all periods presented.

No customer accounted for 8% or more of the Company's net revenues during fiscal years 2026, 2025, and 2024.

Refer to Note 3 herein for disaggregation of net revenues by reportable segment.

As of January 31, 2026 and February 1, 2025, substantially all of the Company's long-lived assets were located in the United States.

Vera Bradley, Inc.
Notes to Consolidated Financial Statements

16. Discontinued Operations

On March 11, 2025, the Company completed the sale of Creative Genius pursuant to an Interest Purchase Agreement (the "Agreement") to sell one hundred percent (100%) of Creative Genius, which operates under the name Pura Vida Bracelets. The sale consummated on March 31, 2025. In connection with the transaction, the Company received total consideration of $3.5 million, consisting of a combination of cash consideration, subject to net working capital and net cash adjustments as well as contingent consideration.

At closing, the Company received cash proceeds of $0.9 million, in addition, the Company is entitled to receive contingent consideration with an estimated fair value of $2.5 million, based on the present value of expected future payments. Cash proceeds totaled $1.8 million for the fifty-two weeks ended January 31, 2026. The remaining contingent consideration receivable was $1.8 million as of January 31, 2026. The contingent consideration is calculated as 5% of total sales generated by the divested business, as operated by the buyer, net of customary shipping costs, during the earn-out period specified in the agreement. The earn-out period and related terms are consistent with customary provisions for transactions of this nature. The fair value of the contingent consideration was determined using a probability-weighted discounted cash flow analysis based on internal projections of the buyer's expected future sales. The fair value measurement is classified as Level 3 within the fair value hierarchy due to the use of unobservable inputs.

The Company will assess changes in the fair value of the contingent consideration at each reporting date, with any adjustments recognized in earnings in the period in which such changes are identified.

The Company recorded a net loss on disposal of $15.2 million for the fifty-two weeks ended January 31, 2026. The loss on sale is presented as part of results of the discontinued operations.

The results of operations for the Pura Vida business is reported as discontinued operations in the Consolidated Statements of Operations for all periods presented. This business was historically presented as its own reportable segment.

Results of discontinued operations were as follows for the fifty-two weeks ended January 31, 2026 and February 1, 2025, and fifty-three weeks ended February 3, 2024:

	Fifty-Two Weeks Ended		Fifty-Three Weeks Ended
	January 31, 2026	February 1, 2025	February 3, 2024
Net revenues	$ 5,553	$ 53,172	$ 87,073
Cost of sales	2,167	25,171	34,625
Gross profit	3,386	28,001	52,448
Selling, general, and administrative expenses	3,244	35,346	48,210
Impairment of intangible assets	—	6,237	5,429
Other (expense) income, net [1]	(15,305)	18	16
Operating loss from discontinued operations	(15,163)	(13,564)	(1,175)
Interest income, net	—	366	229
Loss from discontinued operations before income taxes	(15,163)	(13,198)	(946)
Income tax expense (benefit)	—	15,611	(188)
Loss from discontinued operations	(15,163)	(28,809)	(758)

(1) Includes $15.2 million loss on sale of discontinued operations recorded during the fifty-two weeks ended January 31, 2026.

The Company provides certain transition services to support the divested business in accordance with the Interest Purchase Agreement.

Vera Bradley, Inc.
Notes to Consolidated Financial Statements

The assets and liabilities of the Pura Vida operations have been reflected as assets and liabilities of discontinued operations in the Consolidated Balance Sheet as of February 1, 2025. The assets and liabilities were as follows:

	January 31, 2026		February 1, 2025	
Assets of discontinued operations				
Cash and cash equivalents	$	—	$	1,738
Accounts receivable, net		—		995
Inventories		—		18,578
Prepaid expenses and other current assets		—		1,050
Total current assets of discontinued operations	$	—	$	22,361
Operating right-of-use assets		—		3,729
Property, plant, and equipment, net		—		1,628
Other assets		—		17
Total long-term assets of discontinued operations	$	—	$	5,374
Liabilities of discontinued operations				
Accounts payable	$	—	$	2,584
Accrued employment costs		—		562
Short-term operating lease liabilities		—		925
Other accrued liabilities		—		1,952
Total current liabilities of discontinued operations	$	—	$	6,023
Long-term operating lease liabilities		—		3,388
Total long-term liabilities of discontinued operations	$	—	$	3,388

The following table presents cash flows from operating and investing activities for discontinued operations for the fifty-two weeks ended January 31, 2026 and February 1, 2025, and fifty-three weeks ended February 3, 2024:

	Fifty-Two Weeks Ended		Fifty-Two Weeks Ended		Fifty-Three Weeks Ended	
	January 31, 2026		February 1, 2025		February 3, 2024	
Cash (used in) provided by operating activities - discontinued operations	$	(2,115)	$	(226)	$	6,017
Cash provided by (used in) investing activities - discontinued operations		2		(548)		(13)

Vera Bradley, Inc.
Notes to Consolidated Financial Statements

17. Quarterly Financial Data (Unaudited)

The following table presents selected unaudited quarterly financial information for each quarter of fiscal 2026 and fiscal 2025. Prior year quarterly amounts have been recast to reflect the presentation of the disposed business as discontinued operations related to the sale described in Note 16.

	Thirteen Weeks Ended			
	May 3, 2025	August 2, 2025	November 1, 2025	January 31, 2026
Fiscal 2026				
Net revenues	$ 51,652	$ 70,858	$ 62,253	$ 84,888
Gross Profit	22,767	35,497	26,186	40,587
Net (loss) income from continuing operations	(18,260)	(4,709)	(12,365)	2,657
Net (loss) income	(33,460)	(4,672)	(12,365)	2,657
Basic net (loss) income from continuing operations per share	$ (0.66)	$ (0.17)	$ (0.44)	$ 0.10
Basic net (loss) income per share	(1.20)	(0.17)	(0.44)	0.10
Diluted net (loss) income from continuing operations per share	(0.66)	(0.17)	(0.44)	0.09
Diluted net (loss) income per share	(1.20)	(0.17)	(0.44)	0.09

	Thirteen Weeks Ended			
	May 4, 2024	August 3, 2024	November 2, 2024	February 1, 2025
Fiscal 2025				
Net revenues	$ 67,948	$ 94,003	$ 70,483	$ 86,361
Gross Profit	34,040	46,709	38,417	39,672
Net (loss) income from continuing operations	(7,604)	7,527	(13,332)	(19,970)
Net (loss) income	(8,121)	5,706	(12,800)	(46,973)
Basic net (loss) income from continuing operations per share	$ (0.25)	$ 0.26	$ (0.47)	$ (0.72)
Basic net (loss) income per share	(0.26)	0.19	(0.46)	(1.69)
Diluted net (loss) income from continuing operations per share	(0.25)	0.25	(0.47)	(0.72)
Diluted net (loss) income per share	(0.26)	0.19	(0.46)	(1.69)

Item 9. **Changes in and Disagreements with Accountants on Accounting and Financial Disclosure**

None.

Item 9A. **Controls and Procedures**

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures, (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Operating & Financial Officer, as appropriate to allow timely decisions regarding required disclosures. Because of inherent limitations, disclosure controls and procedures, no matter how well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of disclosure controls and procedures are met.

Our management, with the participation of our Chief Executive Officer and Chief Operating & Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and our Chief Operating & Financial Officer each have concluded that the Company's disclosure controls and procedures are effective as of January 31, 2026.

Management's Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles. Management, under the supervision and with the participation of the Company's Chief Executive Officer and Chief Operating & Financial Officer, has evaluated the effectiveness of the Company's internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission (2013 framework) in Internal Control-Integrated Framework. Based on the results of that evaluation, management has concluded that such internal control over financial reporting was effective as of January 31, 2026.

The effectiveness of the Company's internal control over financial reporting as of January 31, 2026, has been audited by Deloitte and Touche LLP, an independent registered public accounting firm, as stated in their report which appears in Item 8 of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during the most recent fiscal quarter that has materially affected, or that is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. **Other Information**

None.

Item 9C. **Disclosure Regarding Foreign Jurisdictions that Prevent Inspections**

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information set forth in the Proxy Statement for the 2026 Annual Meeting of Shareholders under the headings "The Board of Directors," "Family Relationships," "Delinquent Section 16(a) Reports," "Conflict of Interest and Business Ethics Policy," "Code of Ethics for Senior Financial Officers," and "Standing Committees and Meetings of the Board" is incorporated herein by reference. The Proxy Statement will be filed with the Commission within 120 days after the end of the fiscal year covered by this Form 10-K pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended. In addition, the information set forth under the heading "Item 1: Business – Executive Officers of the Company" in this Form 10-K is incorporated herein by reference.

Item 11. Executive Compensation

The information set forth in the Proxy Statement for the 2026 Annual Meeting of Shareholders under the headings "Executive Compensation Discussion and Analysis," "Compensation Committee Interlocks and Insider Participation," "Compensation Tables," and "Compensation Committee Report" is incorporated herein by reference. The Proxy Statement will be filed with the Commission within 120 days after the end of the fiscal year covered by this Form 10-K pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information set forth in the Proxy Statement for the 2026 Annual Meeting of Shareholders under the heading "Share Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference. The Proxy Statement will be filed with the Commission within 120 days after the end of the fiscal year covered by this Form 10-K pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information regarding equity securities authorized for issuance under our equity compensation plans as of January 31, 2026:

Plan Category	Number of Securities to Be Issued upon Exercise of Outstanding Options, Warrants and Rights (a) (1)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b) ($)	Number of Securities Remaining Available for Future Issuance Under the Equity Compensation Plans (Excluding Securities Reflected in Column (a) (c) (2)
Equity compensation plans approved by security holders	2,598,337	—	2,056,333
Equity compensation plans not approved by security holders	—	—	—
Total	**2,598,337**	**—**	**2,056,333**

(1) Assumes that target performance requirements will be achieved for performance shares with incomplete performance periods. These securities represent awards to be issued under the 2020 Equity and Incentive Plan.

(2) Represents securities available for issuance under the 2020 Equity and Incentive Plan.

Item 13.   **Certain Relationships and Related Transactions, and Director Independence**

The information set forth in the Proxy Statement for the 2026 Annual Meeting of Shareholders under the headings "Policy on Related Party Transactions," "Related Party Transactions for Fiscal 2026," and "Board Independence" is incorporated herein by reference. The Proxy Statement will be filed with the Commission within 120 days after the end of the fiscal year covered by this Form 10-K pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended.

Item 14.   **Principal Accounting Fees and Services**

The information required by this item is incorporated herein by reference to our 2026 Proxy Statement under the caption "Principal Accounting Fees and Services." The Proxy Statement will be filed with the Commission within 120 days after the end of the fiscal year covered by this Form 10-K pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended.

PART IV

Item 15.   **Exhibits, Financial Statement Schedules**

(1) Consolidated Financial Statements

The following consolidated financial statements of Vera Bradley, Inc. are filed as part of this report under Item 8. Financial Statements and Supplementary Data:

(2) Financial Statement Schedules

Financial statement schedules have been omitted because they are not required or are not applicable or because the information required in those schedules either is not material or is included in the consolidated financial statements or the accompanying notes.

(3) List of Exhibits

The documents set forth below are filed herewith or incorporated by reference to the location indicated.

EXHIBIT INDEX

Exhibit No.	Description
2.1+	Interest Purchase Agreement dated January 23, 2023, among Vera Bradley Holdings, LLC; Creative Genius Holdings, Inc.; Creative Genius, Inc.; Griffin Thall; and Paul Goodman (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed January 24, 2023)
2.2+	Interest Purchase Agreement, dated March 11, 2025, by and among Project Aster Acquisition, LLC, Creative Genius, LLC, and Vera Bradley Holdings, LLC
3.1	Amended and Restated Articles of Incorporation (Incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed June 8, 2021)
3.2	Amended and Restated Bylaws (Incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed March 6, 2019)
4.1	Specimen Common Stock Certificate (Incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-1, Registration No. 333-167934)
4.2	Description of Registrant's Securities (Incorporated by reference to Exhibit 4.2 to the Annual Report on Form 10-K for the fiscal year ended February 1, 2020)
10.1†	Form of Indemnification Agreement (Incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1, Registration No. 333-167934)
10.2†	Form of Outside Director Restricted Stock Unit Terms and Conditions (Incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q for the quarter ended May 1, 2021)
10.3†	Vera Bradley, Inc. 2014 Executive Severance Plan (Amended May 30, 2018) (Incorporated by reference to Exhibit 10.4 to the Annual Report on Form 10-K for the year ended February 2, 2019)
10.4	Pledge and Security Agreement dated as of September 7, 2018 among Vera Bradley Designs, Inc., Vera Bradley, Inc., Vera Bradley International, LLC, Vera Bradley Sales, LLC, and JP Morgan Chase Bank, N.A. (Incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended August 4, 2018)
10.5†	Fiscal 2026 Annual Incentive Compensation Plan (Executives) (Incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended May 3, 2025)
10.6†	Form of Restricted Stock Unit/Performance Unit Terms and Conditions (Revised Fiscal 2019) (Incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended May 5, 2018)
10.7	Third Amendment to Credit Agreement dated as of August 3, 2023 among Vera Bradley Designs, Inc., the other borrowers party thereto, JPMorgan Chase Bank, N.A., and the lenders party thereto (Incorporated by reference to Exhibit 10.1 on Form 8-K filed August 8, 2023)
10.8	Joinder Agreement dated August 3, 2023 between Creative Genius, LLC and JPMorgan Chase Bank, N.A. (Incorporated by reference to Exhibit 10.2 on Form 8-K filed August 8, 2023)
10.9	Supplement to Pledge and Security Agreement dated as of September 7, 2018 by and among Vera Bradley Designs, Inc., Vera Bradley, Inc., Vera Bradley International, LLC, Vera Bradley Sales, LLC, Vera Bradley Holdings, LLC, and JP Morgan Chase Bank, N.A. (Incorporated by reference to Exhibit 10.3 on Form 8-K filed August 8, 2023)
10.10†	Form of Performance-Based Award Agreement under the 2020 Equity and Incentive Plan (Incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended May 1, 2021)
10.11†	Form of Restricted Stock Unit/Performance Unit Terms and Conditions (under the 2020 Equity and Incentive Plan) (Incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q for the quarter ended May 1, 2021)

Exhibit No.	Description
10.12†	Employment Agreement between Vera Bradley, Inc. and Jacqueline Ardrey dated September 20, 2022 (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on September 20, 2022)
10.13†	Employment Agreement between Vera Bradley, Inc. and Ian Bickley dated March 11, 2026 (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on March 13, 2026)
10.14†	Retention Letter Agreement dated December 6, 2022 with John Enwright (Incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended October 29, 2022)
10.15†	Form of Restricted Stock Unit/Performance Unit Terms and Conditions Under the 2020 Equity and Incentive Plan (Revised) (Incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended April 30, 2022)
10.16†	Amended and Restated Vera Bradley, Inc. 2020 Equity and Incentive Plan (incorporated by reference to Appendix A to the registrant's Definitive Proxy Statement filed April 21, 2023)
10.17	Fourth Amendment to Credit Agreement dated March 11, 2025 among Vera Bradley Designs, Inc., the other borrowers party thereto, JP Morgan Chase Bank, N.A., and the lenders party thereto (Incorporated by reference to Exhibit 10.16 to the Annual Report on Form 10-K for the year ended February 1, 2025)
10.18	Fifth Amendment to Credit Agreement dated October 21, 2025 among Vera Bradley Designs, Inc., the other borrowers party thereto, JP Morgan Chase Bank, N.A., and the lenders party thereto (Incorporated by reference to Exhibit 10.1 on Form 8-K filed October 27, 2025)
19*	Vera Bradley Inc. Insider Trading Policy
21.1*	Subsidiaries of Vera Bradley, Inc.
23.1*	Consent of Deloitte & Touche LLP
31.1*	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer
31.2*	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer
32.1*	Section 1350 Certifications
97.1	Incentive Compensation Recoupment Policy (Incorporated by reference to Exhibit 97.1 to the Annual Report on Form 10-K for the fiscal year ended February 3, 2024)
101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)
+	Certain information has been excluded from this exhibit because it is not material and would likely cause competitive harm to the registrant if publicly disclosed.
*	Filed herewith
†	Denotes management contract or compensation plan, contract or arrangement.

Item 16.   **Form 10-K Summary**

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 27, 2026.

Vera Bradley, Inc.

/s/ Martin Layding
_____

Martin Layding

Chief Operating & Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Martin Layding and Ian Bickley, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of Registrant and in the capacities indicated on March 27, 2026.

Signature	Title
/s/ Ian Bickley Ian Bickley	Chief Executive Officer & Executive Chairman (principal executive officer)
/s/ Martin Layding Martin Layding	Chief Operating & Financial Officer (principal accounting officer)
/s/ Ivan Brockman Ivan Brockman	Director
/s/ Kristina Cashman Kristina Cashman	Director
/s/ Robert J. Hall Robert J. Hall	Director
/s/ Andrew Meslow Andrew Meslow	Director
/s/ Jessica Rodriguez Jessica Rodriguez	Director
/s/ Carrie M. Tharp Carrie M. Tharp	Director

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